Exhibit 2.1

ACQUISITION AGREEMENT

THIS ACQUISITION AGREEMENT (the “Agreement”) is entered into as of May 24, 2004, by and among BigBand Networks, Inc., a Delaware corporation (“Purchaser”), ADC Broadband Access Systems, Inc., a Delaware corporation (the “Company”), and ADC Telecommunications, Inc., a Minnesota corporation and the sole shareholder of the Company (“Seller”).

RECITALS

A.                                   Seller and the Company develop and supply broadband access equipment, including the Cuda™ 12000/3000 Cable Modem Termination Systems platforms (“Cuda”) and the FastFlow® Broadband Provisioning Manager servers (“FastFlow”).

B.                                     Seller and the Company intend to effect the Corporate Reorganization (as defined in Section 5.1 below) prior to Closing, pursuant to which assets and liabilities related to Cuda and FastFlow held by Seller and ADC Telecommunications Sales, Inc. will be transferred to the Company and assets and liabilities of the Company that are unrelated to Cuda and FastFlow will be transferred from the Company to Seller and/or its Subsidiaries, other than the Company.  For the avoidance of doubt, it is understood that the Homeworx product line is not produced, marketed or distributed by the Company and is not being sold hereunder.

C.                                     The parties intend that, subject to the terms and conditions hereinafter set forth, Purchaser shall purchase and acquire from Seller (i) all of the issued and outstanding capital stock of the Company (the “Company Shares”) and (ii) certain specified assets (the “Non-U.S. Assets”) related to Cuda and FastFlow held by Nihon ADC Kabushiki Kaisha, ADC Telecommunications Netherlands B.V., ADC Telecommunications GmbH, ADC Telecommunications (Shanghai) Distribution Co. Ltd. (STC), ADC Telecommunications, Inc. – Shanghai Representative Office, ADC Telecommunications, Inc. - Beijing Representative Office, ADC Telecommunications, Inc. - Korean Branch and ADC Services Fulfillment, Inc. (the entities in this clause (ii) collectively, with Seller and ADC Telecommunications Sales, Inc., the “Seller Group”), and shall assume the liabilities related to the Non-U.S. Assets described in Schedule 5.1.1(a) (the “Non-U.S. Liabilities”), pursuant to the terms and conditions of this Agreement (the “Acquisition”).

D.                                    In connection with the purchase of the Company Shares and as additionally provided in this Agreement, Purchaser and/or its Affiliates shall as set forth herein assume all liabilities with respect to the U.S. Domestic Employees and the ADC Foreign Subsidiary Business Employees, each as defined herein.

E.                                      The Company, the Seller and Purchaser intend, for federal income tax purposes, that the Acquisition of the Company Shares constitute a “qualified stock purchase” transaction as defined in Section 338(d) of the Internal Revenue Code of 1986, as amended (the “Code”).  Each of Purchaser and Seller will make a timely joint election under Section 338(h)(10) of the Code, which will cause the Acquisition of the Company Shares to be treated, for federal income tax purposes, as a taxable purchase of the Company’s assets by Purchaser.

F.                                      The Board of Directors of Seller and the Board of Directors and shareholder of the Company have determined that the Acquisition is in the best interests of their respective companies, have approved the Acquisition and, accordingly, have agreed to effect the Acquisition provided for herein upon the terms and conditions of this Agreement.

G.                                     Concurrently herewith, the Company has entered into an Employment Contract with Pirjo Tuomi, which only shall be effective upon the Closing of the Acquisition.

H.                                    Concurrently herewith Seller, Purchaser and Company have entered into an Intellectual Property Assignment and Assumption Agreement which only shall be effective upon the Closing of the Acquisition (the “IP Assignment and Assumption Agreement”).

In consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

1.                                      ACQUISITION

1.1                               Acquisition of the Company Shares and Assets.  On and subject to the terms and conditions of this Agreement, at the Closing (as defined in Section 7.1.1), Purchaser agrees to, and/or to cause its Affiliates to, purchase from Seller, and Seller hereby agrees to sell, convey, transfer and deliver (i) to Purchaser, the Company Shares and (ii) to the Purchaser and/or its Affiliates, all right, title and interest in and to all of the Non-U.S. Assets, each free and clear of any and all Encumbrances (other than Permitted Encumbrances (as defined in Section 2.8.1), in the case of the Non-U.S. Assets), for the consideration specified below in Section 1.2.

1.2                               Consideration.

1.2.1                     In consideration of the sale, transfer and delivery of the Company Shares and the Non-U.S. Assets, Purchaser agrees to, at the Closing:  (i) assume, or cause a subsidiary of Purchaser (designated a reasonable time prior to Closing) to assume, the Non-U.S. Liabilities, as listed in Schedule 5.1.1(a), (ii) issue to Seller a number of shares determined pursuant to Section 1.2.2 below (the “Preferred Stock Consideration”) of the Purchaser’s Series E2 non-voting convertible preferred stock, par value $0.01 (the “Series E2 Stock”), and (ii) a number of shares (the “Common Stock Consideration,” and with the Preferred Stock Consideration, the “Stock Consideration”) of the Purchaser’s Class B non-voting common stock, par value $0.001 (the “Common Stock”) determined pursuant to Section 1.2.2 below and (iii) as partial consideration for the Company Shares, pay $10,000 in cash to Seller (the “Cash Consideration” and collectively with the Stock Consideration and the Liabilities, the “Purchase Price”).

1.2.2                     The number of shares of Series E2 Stock to be issued to Seller at the Closing shall be determined by dividing (x) $15 million by (y) the purchase price per share of the Series E1 convertible preferred stock issued in the Series E Financing (the “Series E1 Stock”).  “Series E Financing” shall mean the issuance and sale by Purchaser of $25 million in shares of Series E1 Stock to investors pursuant to that certain Series E Convertible Preferred Stock Purchase Agreement of even date herewith attached hereto as Exhibit A (the “Series E Purchase Agreement”).  The number of shares of Common Stock to be issued to Seller at

Closing shall be determined by dividing (x) $13.3 million by (y) the purchase price per share of the Series E1 Stock issued in the Series E Financing.

In addition, in the event that the dollar value of purchase orders received by the Seller and/or its Subsidiaries during the period from March 1, 2004 to the Closing from Huawei Technologies Co., Ltd. in relation to the IP Cable Business Unit is, in the aggregate, an amount equal to or greater than $1 million, then (i) the number of Series E2 Stock shares shall be increased to include the number of shares determined by dividing (x) $2.5 million by (y) the purchase price per share of the Series E1 Stock in the Series E Financing; and (ii) number of Common Stock shares shall be increased to include the number of shares determined by dividing (x) $2.5 million by (y) the purchase price per share of the Series E1 Stock in the Series E Financing.

1.2.3                     The Preferred Stock Consideration, will be issued with such rights, preferences and designations, and on terms identical to those provided to the investors in the Series E Financing according to the terms of the Series E Purchase Agreement and the Restated Certificate of Incorporation attached as an Exhibit to the Series E Purchase Agreement; provided, however, (i) the shares of Preferred Stock Consideration shall be non-voting and (ii) for so long as Seller holds shares of the Preferred Stock Consideration, Seller shall be entitled to board observation rights, as provided for in a letter to Seller, in the form attached hereto as Exhibit B.  Seller agrees to enter into the that certain Fifth Amended and Restated Investor Rights Agreement and that certain Fourth Amended and Restated Stockholders Agreement, both in the form attached to the Series E Purchase Agreement in Exhibit A, and all other documents and agreements reasonably necessary to consummate the transactions contemplated by the Series E Purchase Agreement.

1.2.4                     The Purchase Price shall be allocated by assigning (i) the net book value of the Non-U.S. Assets to the Non-U.S. Assets, and (ii) the remainder of the Purchase Price to the Company Shares (which shall include but not be limited to all of the Cash Consideration).  To the extent required by applicable Law, and in addition to the filings described in Section 8.9, the parties agree to cooperate in making any reports on Form 8594, “Asset Acquisition Statement,” or similar requirement consistent with the above allocations.

1.3                               Tax Consequences.  It is intended by the parties hereto that the purchase of the Company Shares shall constitute a “qualified stock purchase” within the meaning of Section 338(d) of the Code.  Moreover, the parties intend for such stock purchase to be treated as a taxable transaction in which each of Purchaser and the Seller will make a timely joint election under Section 338(h)(10) of the Code to treat such exchange as a sale of the Company’s assets to Purchaser for tax purposes.  However, except as expressly set forth herein or in the exhibits hereto, neither party makes any representations or warranties to any other party regarding the tax treatment of the Acquisition, or any of the tax consequences thereto of this Agreement, Corporate Reorganization, the Acquisition or any of the other transactions or agreements contemplated hereby, provided, however, that neither party is aware of any facts that would cause the Company to be ineligible to make a Section 338(h)(10) election.  Each party acknowledges that it is relying solely on its own tax advisors in connection with this Agreement, Corporate Reorganization, the Acquisition and the other transactions and agreements contemplated hereby.

1.4                               Further Assurances.  Each party hereto will, at and after the Closing, cooperate fully with the other parties and execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.  Should it be determined at any time after the Closing Date that any tangible assets which, pursuant to this Agreement, should have been transferred to the Company, Purchaser or its Affiliates, are still in the possession of Seller or its Subsidiaries, such assets will be held in trust for the benefit of the Company and/or Purchaser or its Affiliates as applicable and such assets (and related rights) shall be delivered to Company or the Purchaser or its Affiliates by Seller (or Seller shall cause them to be delivered) promptly.  Reasonable, actual third party out of pocket expenses incurred in connection with compliance with this Section 1.4 will be reimbursed by the requesting party.

2.                                      REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants that, except as set forth in the letter addressed to Purchaser from Seller of even date herewith and delivered to Purchaser concurrently with the parties’ execution of this Agreement (the “Seller Disclosure Letter”), each of the representations, warranties and statements contained in the following sections of this Section 2 is true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date.  If the disclosure provided by Seller in the Seller Disclosure Letter is in greater detail than is required by the particular representation and warranty of Seller:  (i) such disclosure is not an admission by the Seller that the disclosed information is material; and (ii) no representation or warranty is made with respect to information contained in the Seller Disclosure Letter to the extent such information is not required to be disclosed because it is clearly below specific dollar thresholds specified in the representations and warranties contained in the Agreement.  Furthermore, a threshold of materiality being provided by the Seller on a particular section of the Seller Disclosure Letter is not intended to be an indication of the threshold of materiality for any other section of the Seller Disclosure Letter.  Nothing in the Seller Disclosure Letter constitutes an admission of any liability or obligation of the Seller to any third party or an admission against the Seller’s interest.  Terms defined in the Agreement are used with the same meaning in the Seller Disclosure Letter.  Notwithstanding anything in this Agreement to the contrary, each item disclosed in the Seller Disclosure Letter shall constitute an exception to the representations and warranties given in, and shall be deemed to be disclosed with respect to, each section of the Seller Disclosure Letter (i) that is specifically identified (by cross reference or otherwise) in the Seller Disclosure Letter as being qualified by such exception, or (ii) that the relevance of such exception is reasonably apparent on the face of the disclosure of such exception set forth in the Seller Disclosure Letter.

2.1                               Organization and Good Standing.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware, has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted, and is qualified as a foreign corporation in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (each such jurisdiction being listed on Schedule 2.1 of the Seller Disclosure Letter), except where the failure to be so qualified would not have a Material Adverse Effect.  The Company has made available to Purchaser true and correct copies of the currently effective Certificate of Incorporation and Bylaws of the Company, each as amended to date.  The Company is not in violation of its Certificate of Incorporation or Bylaws.

For purposes of this Agreement, the term “Material Adverse Effect” or “Material Adverse Change” means any change, event, circumstance or effect that is or is reasonably likely to be materially adverse to the business, assets, liabilities, financial condition, operating results, operations, employees or customers of the Company Business, taken as a whole (other than any change, effect, event or condition that arises from changes in general economic conditions or conditions affecting the industry of the Company Business generally, or such changes, events or conditions resulting directly from the announcement of or the consummation of the transactions contemplated hereby), or on the ability of the Company or Seller to consummate on a timely basis the transactions contemplated hereby.  Notwithstanding anything in this Agreement to the contrary, any impact on the Company of any item assumed by Seller or its Subsidiaries under Section 5.1.4 (the “Non-Business Items”) on the Company Business shall not constitute a Material Adverse Effect.

2.2                               Power, Authorization and Validity

2.2.1                     Each of the Company and Seller has all requisite corporate power and authority to enter into this Agreement, and all agreements to which Seller (the “Seller Ancillary Agreements”) and the Company (the “Company Ancillary Agreements”), respectively, is or will be a party, that are required to be executed pursuant to this Agreement and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement, the Seller Ancillary Agreements, the Company Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of the Company and Seller.  This Agreement has been, and each of the Company Ancillary Agreements and the Seller Ancillary Agreements will be, duly executed and delivered by the Company and Seller and constitutes the valid and binding obligation of each of the Company and Seller, enforceable against the Company and Seller in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.2.2                     Except as set forth in Schedule 2.2.2 of the Seller Disclosure Letter, the execution and delivery of this Agreement by the Company and Seller and the consummation of the transactions contemplated hereby do not, and the execution and delivery of the Company Ancillary Agreements and the Seller Ancillary Agreements and the consummation of the transactions contemplated thereby will not, (i) result in the creation of any Encumbrance on the Company Shares or the Non-U.S. Assets or any of the properties or assets related to the Company Business (other than the Non-Business Items) or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under or any other material rights, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Certificate of Incorporation or Bylaws or other comparable governing documents of the Company, Seller or any other member of the Seller Group, (B) any Contract of the Company or the Seller Group, relating to the Company Business, or any Contract applicable to any of the properties or assets related to the Company Business, or (C) any Law applicable to Seller or any Subsidiary or any of their respective properties or assets except, in each case provided in clauses (i) and (ii) above other than clause (ii)(A), where the Encumbrance, conflict, violation or default would not have a Material Adverse Effect.

2.2.3                     No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by the Company, or the Seller Group with respect to the Company Business or the Company Shares or the Non-U.S. Assets or Non-U.S. Liabilities, in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except where the failure to obtain the foregoing would not have a Material Adverse Effect.

2.3                               Capitalization.

2.3.1                     Authorized and Outstanding Capital Stock.

(a)                                  The authorized capital stock of the Company consists of One Thousand (1,000) shares of Common Stock, $.0001 par value (“Company Common Stock”), of which One Thousand (1,000) shares are issued and outstanding.  Except as expressly set forth in this Section 2.3.1, no other shares of the Company Common Stock or other capital stock or equity securities of the Company are issued or outstanding.  The Company holds no treasury shares.

(b)                                 Seller is the sole owner of all of the issued and outstanding capital stock of the Company, and no other parties own any capital stock or equity securities of the Company or have any rights to purchase any capital stock or equity securities of the Company.  Seller holds the Company Shares free and clear of all Encumbrances, agreements, voting trusts, proxies, options and other rights, arrangements or restrictions of any kind whatsoever (other than normal restrictions on transfer under applicable federal and state securities laws).

(c)                                  All issued and outstanding shares of the Company Common Stock have been duly authorized and were validly issued, are fully paid and nonassessable, are not subject to any right of rescission, are not subject to preemptive rights by statute, the Certificate of Incorporation or Bylaws of the Company, or any agreement or document to which the Company is a party or by which it is bound.  There is no liability for dividends accrued but unpaid with respect to the Company’s outstanding securities.

2.3.2                     Options/Rights.  There are no stock appreciation rights, options, warrants, calls, rights, commitments, conversion privileges or preemptive or other rights or agreements outstanding to purchase or otherwise acquire any of the Company’s authorized but unissued capital stock or any securities or debt convertible into or exchangeable for shares of the Company Common Stock or obligating the Company to grant, extend or enter into such option, warrant, call, commitment, conversion privileges or preemptive or other similar right or agreement.  There are no voting agreements, registration rights, rights of first refusal, co-sale rights, or other restrictions applicable to any capital stock of the Company.

2.4                               Subsidiaries.  Except as set forth on Schedule 2.4 of the Seller Disclosure Letter, the Company has no Subsidiaries or any equity interest, direct or indirect, in, or loans to, any Person, and is not obligated to make, nor is it bound by any agreement or obligation to make, any investment in or capital contribution in or on behalf of any other entity.

2.5                               Litigation.  Except as set forth on Schedule 2.5 of the Seller Disclosure Letter, there is no action, proceeding, suit, arbitration, mediation, or claim pending or, to Seller’s Knowledge, threatened against Seller or any of its Subsidiaries (or, to Seller’s Knowledge, against any officer, director, employee or agent of the Company or Seller Group in their capacity as such or relating to their employment by or relationship with the Company or their provision of services to the Seller Group related to the Company Business) directly pertaining to the Company, the Non-U.S. Assets or the Non-U.S. Liabilities or any aspect of the Company Business or with respect to the ownership of the Company Shares before any court or administrative agency.  Neither the Company nor the Seller Group, with respect to the Company Business, has any action, suit, proceeding, claim mediation, or arbitration against any other Person, except as set forth in Schedule 2.5 to the Seller Disclosure Letter or any of the foregoing which would not have a Material Adverse Effect.

2.6                               Taxes.  Except as set forth on Schedule 2.6 of the Seller Disclosure Letter:

(a)                                       Seller and its Subsidiaries have timely filed all returns, reports and estimates (“Returns”) relating to taxes with respect to the Company Business (or any operations or entities that include or conduct any of the Company Business) required to be filed by Seller and its Subsidiaries.  All such Returns are true, complete and correct in all material respects, and Seller has delivered to the Purchaser (i) complete and correct copies of all tax Returns relating to the Company Business for all taxable periods for which the applicable statute of limitations has not yet expired and (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by or agreed to by or on behalf of the Company relating to taxes for all taxable periods for which the statute of limitations has not yet expired.

(b)                                      The federal income tax Returns of the Company have been audited by the Internal Revenue Service or are closed by the applicable statute of limitations for all taxable years through the taxable year specified in Schedule 2.6.

(c)                                       No examination or audit of any tax Return of the Company by any Governmental Entity is currently in progress or has been proposed in writing to the Company.

(d)                                      The Company has not (i) waived any statute of limitations with respect to taxes or agreed to extend the period for assessment or collection of any taxes, (ii) requested any extension of time within which to file any tax Return, which tax Return has not yet been filed, or (iii) executed or filed any power of attorney with any taxing authority.

(e)                                       The Company has not made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments that may be treated as an “excess parachute payment” under section 280g of the code (without regard to sections 280g(b)(4) and 280g(b)(5) of the code) with respect to the Acquisition.

(f)                                    Seller and its Subsidiaries have paid when due all taxes required to be paid with respect to the Company Business for which Returns have been filed, have made all necessary estimated tax payments, and have no liability for taxes in excess of the amount so paid, except to the extent adequate reserves have been established in the Financial Statements (as defined in Section 2.7.1), which reserves have been established in an agreed amount of $450,000 in the Financial Statements.

(g)                                 No deficiencies for any tax with respect to the Company Business have been threatened, claimed, proposed or assessed against Seller or its Subsidiaries that have not been settled or paid.  Except as set forth on Schedule 2.6 of the Seller Disclosure Letter, no tax Return of Seller or its Subsidiaries with respect to the Company Business has ever been audited by the Internal Revenue Service or by any other body, entity, or group of persons with jurisdiction over or responsibility for any matters relating to taxes (“Taxing Authority”), no such audit is in progress and neither Seller nor any of its Subsidiaries has been notified of any request for such an audit or other examination.  No adjustment relating to any Returns filed with respect to the Company Business has been proposed in writing by any Taxing Authority to Seller or its Subsidiaries or any representative thereof.  Neither Seller nor any of its Subsidiaries have executed any currently effective waiver of any statute of limitations on or extending the period for the assessment or collection of any tax.

(h)                                 Seller and its Subsidiaries have no accrued tax liabilities related to the Company Business and will not as a result of the transactions contemplated herein become liable for any tax not adequately accrued against and reserved for on the Financial Statements, which reserves have been established in an agreed amount of $450,000 in the Financial Statements.

(i)                                     Seller and its Subsidiaries have complied with all applicable Laws relating to the payment and withholding of taxes (including, without limitation, withholding of taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law) with respect to the Company and the Company Business, have, within the time and in the manner prescribed by law, withheld from employee wages and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under all applicable Laws and have timely filed all withholding tax Returns.

(j)                                     No property related to the Company Business is subject to any Encumbrances for taxes, other than Encumbrances for taxes that are not yet due and payable.

(k)                                  Except as set forth on Schedule 2.6, the Company has been a member of Seller’s affiliated group (the “Seller Tax Group”), for which Seller has filed a consolidated federal income tax Return, as required under Treasury Regulation Section 1.1502-75, since October 2000 and has never been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary tax returns, other than a group of which Seller is the parent company.

2.7                               Company Business Financial Statements; No Undisclosed Liabilities.

2.7.1                     The Seller has delivered to Purchaser as Exhibit C an unaudited balance sheet (the “Balance Sheet”) as of March 26, 2004 (the “Balance Sheet Date”) and income statement for the 12-month period ended March 26 2004 (collectively the “Financial Statements”) for the Company Business.  The Financial Statements (i) have been compiled from and are in all material respects in accordance with the books and records of the Company and the Seller Group to the extent relating to the Company Business, (ii) fairly present the financial position of the Company Business as of their respective dates and the results of operations of the Company Business for the period then ended, and (iii) were prepared in accordance with GAAP in all material respects consistently applied, subject to: (A) the failure to include comparative amounts for previous periods; (B) the failure to include footnotes; (C) the failure to include income tax expense; (D) the failure to include the effect of certain intercompany transactions; (E) the failure to include “other income and expenses” including, for example, foreign exchange gains and losses and interest income and expense; (F) the inclusion of the effect of the elimination of the intercompany payables and receivables, including by making an assumption that the contribution of amounts owed with respect to the Company Business to the Seller and its Affiliates into “additional paid in capital” of the Company; (G) the inclusion of the effect of an allocation of expense for certain common support functions and third party services and supplies received from one or more vendors common to the Company Business and otherwise to Seller and its Affiliates that may be greater or less than what would be required by GAAP; and (H) the inclusion of the operations of certain entities within the Company Business whose inclusion may not otherwise be permitted by GAAP.

2.7.2                     No member of the Seller Group (with respect to the Company Business) nor the Company has any liability, except (a) to the extent reflected as a liability on the Balance Sheet, (b) liabilities incurred in the ordinary course of business of the Company Business since the date of the Balance Sheet, (c) liabilities, none of which, individually or in the aggregate, has had or reasonably could be expected to have a Material Adverse Effect, (d) liabilities disclosed on Schedule 2.7.2 of the Seller Disclosure Letter, or (e) Non-Business Items.

2.8                               Title to Property and Assets.

2.8.1                     The Company or a member of the Seller Group has good and valid title and interest in and to the properties and tangible assets, real and personal, reflected on the Balance Sheet or acquired after the Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Balance Sheet Date in the ordinary course of business consistent with past practice or in connection with the Corporate Reorganization), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets free and clear of all Encumbrances except (i) Encumbrances for current taxes not yet due and payable or contested in good faith and listed on Schedule 2.8.1 of the Seller Disclosure Letter, and statutory Encumbrances (including carriers, warehousemen, mechanics or like liens) incurred in the ordinary course of business consistent with past practice for obligations not past due; (ii) such imperfections of title and non-monetary Encumbrances as do not and will not materially detract from or interfere with the conduct of the Company Business or otherwise materially affect the value of the Company and the Non-U.S. Assets, taken as a whole;

(iii) Encumbrances securing indebtedness that is reflected on the Balance Sheet; (iv) building and zoning laws and ordinances; (v) Encumbrances and items set forth on Schedule 2.8.1 of the Seller Disclosure Letter; and (vi) Encumbrances pursuant to the License Agreement (“Permitted Encumbrances”).  The property and equipment of each of the Company and the Seller Group that are used in the operations of the Company Business are in good operating condition and repair, subject to normal wear and tear and to the Knowledge of Seller otherwise free from any material defects.

2.8.2                     Schedule 2.8.2 of the Seller Disclosure Letter identifies each parcel of real property owned or leased by the Seller Group used primarily in the Company Business.  Neither the members of the Seller Group nor the Company are in violation of any zoning, building, safety or environmental ordinance, regulation or requirement applicable to the operation of any owned or leased real properties used in the Company Business, or have received any notice of violation of any such ordinance, regulation or requirement with which it has not complied as of the Closing Date, except where such violation would not have a Material Adverse Effect.  The Company and Seller have heretofore provided Purchaser with access to true, correct and complete copies of all leases, subleases and other agreements pursuant to which the Company or the Seller Group, with respect to the Company Business, uses or occupies any real property or facility, including all modifications, amendments and supplements thereto.

2.9                               Absence of Certain Changes.  Except as set forth in Schedule 2.9 of the Seller Disclosure Letter or as contemplated in connection with the Corporate Reorganization, since the Balance Sheet Date, the Company and the members of the Seller Group have carried on the Company Business only in the ordinary course in accordance with the procedures and practices in effect on the Balance Sheet Date, and since the Balance Sheet Date there has not been with respect to the Company and the members of the Seller Group, with respect to the Company or the Company Business:

(a)                                  any change in the financial condition, properties, assets, liabilities, business, operations, employees, customers or business properties thereof which change by itself or in conjunction with all other such changes, whether or not arising in the ordinary course of business, has had or is reasonably likely to have a Material Adverse Effect;

(b)                                 any material obligation or liability incurred thereby other than obligations and liabilities incurred in the ordinary course of business, including any liability or obligation for borrowed money or any liability or obligation as guaranty or surety with respect to the obligations of any other Person;

(c)                                  any purchase, license or sale or other disposition, or any Contract or other arrangement for the purchase, license or sale or other disposition, of any properties or assets thereof outside of the ordinary course;

(d)                                 any damage, destruction or loss to personal property, whether or not covered by insurance, having a Material Adverse Effect;

(e)                                  any declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, the capital stock of the Company, any split, combination or recapitalization of the capital stock of the Company or any direct or indirect redemption, purchase or other acquisition of the capital stock of the Company;

(f)                                    any material labor dispute or asserted claim of unfair labor practices;

(g)                                 except in the ordinary course and consistent with past practice, (i) any increase in or modification of the compensation or benefits payable or to become payable to any Business Employee (including any bonus, pension, insurance or other employee benefit plan, payment or arrangement and the granting of stock options, restricted stock awards or stock appreciation rights), or (ii) any new loans or extension of existing loans to any Business Employee, or (iii) any Contract to grant or provide severance, acceleration of vesting or other similar benefits to any Business Employee, or (iv) the execution of any employment or service Contracts or the extension of the term of any existing employment or service Contract with any Business Employee;

(h)                                 any making of any loan, advance or capital contribution to, or investment in, any Person, other than travel loans or other advances made in the ordinary course of business consistent with past practice in an aggregate amount that has not exceeded $50,000 outstanding at any time;

(i)                                     any entry into, material modification of, or termination of, any Material Agreement;

(j)                                     any amendment or change in the Certificate of Incorporation or Bylaws or other charter documents of the Company;

(k)                                  any material deferral of the payment of any accounts payable outside the ordinary course of business or any material discount, accommodation or other concession made outside the ordinary course of business in order to accelerate or induce the collection of any receivable;

(l)                                     any sale, issuance, grant or authorization of the issuance or grant of:  (i) any shares of the Company’s capital stock of any class or other security; (ii) any option, call, warrant, obligation, subscription or other right to acquire any capital stock or any other security of the Company; or (iii) any instrument convertible into or exchangeable for any capital stock or other security of the Company;

(m)                               any material change in accounting methods or policies; or

(n)                                 any Contract or understanding to do any of the foregoing or to take any action that, if had been taken prior to the date of this Agreement, would have made any representation or warranty of Seller set forth in Section 2 of this Agreement untrue or incorrect as of the date when made.

2.10                        Material Agreements.  Schedule 2.10 of the Seller Disclosure Letter lists each:

(a)                                  Contract between the Company or any members of the Selling Group and any other Person for which the Company Business has had an account payable or account receivable in excess of $100,000 in fiscal 2003 or fiscal 2004;

(b)                                 Contract pursuant to which the Company or any members of the Seller Group with respect to the Company Business is a lessee of any real property, owned by any other party;

(c)                                  Contract which provides for any change of control or other payment solely as a result of the consummation of the transactions contemplated hereby;

(d)                                 Contract pursuant to which any Company Product Intellectual Property Rights are held in escrow by a third party or pursuant to which a third party has rights to any source code included in the Company Products;

(e)                                  Third Party Intellectual Property Rights Contracts; or

(f)                                    Joint venture or partnership agreement with respect to the Company Business.

(each a “Material Agreement”).  True and correct copies of the written Material Agreements have been delivered to Purchaser.  To the Knowledge of Seller true and correct copies of all written agreements of the Company pursuant to which there exist deferred revenue obligations (relating to unfulfilled research and development commitments) or which contain non-competition; exclusive sales, distribution or marketing rights; rights of refusal or rights of first negotiation provisions have been delivered to Purchaser.  All Material Agreements listed on Schedule 2.10 of the Seller Disclosure Letter are valid and in full force and effect, except where invalidity or lack of effectiveness would not have a Material Adverse Effect.  Neither Seller nor any of its Subsidiaries is, nor, to the Knowledge of Seller, is any other party thereto, in breach or default in any material respect under the terms of any Material Agreement.

2.11                        Intellectual Property.

2.11.1              Except as set forth in Schedule 2.11.1 of the Seller Disclosure Letter, no member of the Seller Group nor the Company has received written notice that the copying, distribution, modification, importing, making, use, sale or offering to sell of any Company Product or component thereof infringes upon the Intellectual Property rights of any third party.  To the Knowledge of the Seller and its Subsidiaries, the development, copying, distribution, modification, importing, making, use, sale or offering to sell of any Company Product or component or provision of any related services of the Company Business thereof does not (and the distribution, sale or offering for sale of the high density CMTS modules or component thereof and provision of related services will not) infringe upon the Intellectual Property rights of any third party, provided, however, that no representation or warranty is made as to the matters set forth on Schedule 2.11.1.  Except as set forth in Schedule 2.11.1 of the Seller Disclosure Letter, the Company has not operated any business, other than the Company Business, or sold any products, other than the Company Products.

2.11.2              Except as set forth in Schedule 2.11.2 of the Seller Disclosure Letter, the execution and delivery of this Agreement and consummation of the transactions contemplated hereby will not result in the breach of, or create on behalf of any third party the right to terminate or modify, any license, sublicense or other agreements relating to any of the Company Product Intellectual Property Rights, or any licenses, sublicenses or other agreements as to which any member of the Seller Group (with respect to the Company Business) or the Company is a party and pursuant to which any member of the Seller Group (with respect to the Company Business) or the Company is authorized to use any Intellectual Property rights that are not owned or controlled by the Seller Group or the Company and that are incorporated in, form a part of, or claim any of the Company Products or are otherwise necessary to conduct the Company Business (except as set forth in Schedule 2.25 of the Seller Disclosure Letter and except for any license, sublicense or other agreement relating to generally commercially available office automation or personal productivity software used internally in connection with the Company Business) (“Third Party Intellectual Property Rights Contracts”).  Schedule 2.11.2 contains a complete and accurate list of all Third Party Intellectual Property Rights Contracts.  Copies of each of the Third Party Intellectual Property Rights Contracts have been previously provided, or made available to Buyer.

2.11.3              Except as set forth on Schedule 2.11.3 of the Seller Disclosure Letter, to the Knowledge of the Seller, there is no pending, threatened or outstanding claim, demand, suit, action or proceeding which alleges infringement or misappropriation of any Company Product Intellectual Property Rights by any third party.

2.11.4              Schedule 2.11.4 of the Seller Disclosure Letter contains a complete and accurate list of all Patents and copyright, trademark, or service mark registrations and applications therefor included in the Company Product Intellectual Property Rights, including the owner thereof.

2.11.5              For purposes of this Agreement, “Company Product Intellectual Property Rights” means rights relating to the following Intellectual Property owned by the Seller Group or the Company: (i) the patents and patent applications listed in Schedule 2.11.5 of the Seller Disclosure Letter; and (ii) Intellectual Property other than Patents if used exclusively in the Company Business, including the development, support, manufacture, use, sale, marketing and exploitation of the Company Products, including the distribution, offer for sale and sale of the high density CMTS modules, but excluding the Intellectual Property listed in Schedule 2.11.5 of the Seller Disclosure Letter.  At Closing, all Company Product Intellectual Property Rights will be owned by the Company and, except of the rights granted to Seller and its Subsidiaries under the License Agreement, all inter-company licenses previously granted to Seller and its Subsidiaries to the Company Product Intellectual Property Rights will be terminated.

2.11.6              On the date of this Agreement the deferred revenue obligations of the Company Business for research and development do not exceed $4.0 million (as determined in accordance with the GAAP Standard as such term is defined in Section 5.14).

2.12                        Compliance with Laws.  Except as set forth on Schedule 2.12, the Company and the members of the Seller Group are, or will be as of the Closing, in compliance with all Laws applicable to the assets, properties, employees and business of the Company or the

Company Business, including, without limitation: (a) all applicable federal and state securities laws and regulations, (b) Laws pertaining to (i) the sale, licensing, leasing, ownership, or management of its owned, leased or licensed real or personal property, products and technical data, (ii) employment and employment practices, terms and conditions of employment, wages and hours, classification of employees and wage payment, (iii) safety, health, fire prevention, environmental protection, toxic waste disposal, building standards, zoning and other similar matters, and (iv) with respect to Foreign Subsidiary Business Employees, data privacy, and notice and/or consultation obligations, (c) the Export Administration Act and regulations promulgated thereunder and all other laws, regulations, rules, orders, writs, injunctions, judgments and decrees applicable to the export or re-export of controlled commodities or technical data, and (d) the Immigration Reform and Control Act; except, in the case of all of the foregoing, where failure to comply would not have a Material Adverse Effect.

2.13                        Employees, ERISA and Other Compliance.

2.13.1              Except as described in Schedule 2.13.1 of the Seller Disclosure Letter, none of the Company, Seller nor any ADC Foreign Subsidiary is, in respect of any Business Employee, a party to or bound by any written or, to the Knowledge of Seller, oral:

(a)                                  collective bargaining agreements; or

(b)                                 employment agreements; consulting, advisory, or service agreements; confidentiality agreements; noncompetition agreements; termination agreements; severance agreements; retention agreements; or agreements with works councils, unions or employee representatives.

All U.S. Domestic Business Employees of the Company and Seller are employed on an at-will basis unless otherwise provided in the contracts or agreements described in Schedule 2.13.1, as provided in Section 6.4.2(c) or as required under Applicable Law.

2.13.2              Schedule 2.13.2 of the Seller Disclosure Letter lists, as of the date hereof, each employee benefit plan, policy or practice (including, but not limited to, plans described in Section 4(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and including employee “fringe benefits” such as, without limitation, plans, policies and practices regarding education and dependent care assistance, flexible spending accounts, cafeteria plans, vacations, sabbaticals and leaves of absence, sick leave and disability) and each incentive or bonus compensation, deferred compensation, equity-based compensation or perquisite plan, policy or practice, to which the Company is a party, or by which it is bound with respect to any U.S. Domestic Business Employees or their spouses, dependents or beneficiaries or which benefits a U.S. Domestic Business Employee (a “U.S. Domestic Plan”). With respect to each U.S. Domestic Plan, Seller has provided or made available to Purchaser the current summary plan description (and all summaries of material modifications) or other descriptive materials provided to plan participants describing the U.S. Domestic Plans.  Pursuant to Section 5.1.3, the Company’s status as a participating employer under the U.S. Domestic Plans will be terminated effective as of the Closing Date.

2.13.3

(a)                                  Neither the Seller nor the Company has any liability or obligation, whether known or unknown, direct or indirect, fixed or contingent or otherwise, with respect to (i) any “multiemployer plan” described in Sections 3(37) or 4001(a)(3) of ERISA; (ii) any defined benefit plan described in Section 3(35) of ERISA; or (iii) any pension plan subject to the requirements of Title IV of the ERISA or Section 412 of the Code, in each case with respect to any such plan that is or has been maintained, contributed to or sponsored by the Company, Seller or any ERISA Affiliate.

(b)                                 The Company has performed all material obligations required to be performed by it under each U.S. Domestic Plan and each U.S. Domestic Plan has been established and maintained in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA and the Code.

(c)                                  Each U.S. Domestic Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination letter or opinion letter from the IRS with respect to such U.S. Domestic Plan as to its qualified status under the Code, including all amendments to the Code effected by the so-called “GUST” and EGTRRA legislation, or has a period of time remaining under applicable Treasury regulations or IRS pronouncements in which to apply for and obtain such a letter.

(d)                                 There are no actions, suits or claims pending, or, to the knowledge of the Company, threatened or anticipated (other than routine claims for benefits) against any U.S. Domestic Plan or against the assets of any U.S. Domestic Plan to the extent there is any liability to the Company.

(e)                                  The Company may terminate or discontinue its participation in each U.S. Domestic Plan in accordance with its terms, without liability to the Company, any of its Subsidiaries, Parent or any of its Affiliates (other than ordinary administration expenses and contributions owed by the Company typically incurred in a termination event).

2.13.4              Seller, the Company and each ERISA Affiliate have complied with the health care continuation requirements of Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA (“COBRA”) and the execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereunder will not result in any obligation or liability to Purchaser to any employee or former employee of the Company with respect to the U.S. Domestic Plans pursuant to the health care continuation requirements of COBRA.  Seller has no present intention to terminate all of Sellers’ “group health plans” as defined in Section 4980B(g) of the Code and Section 607 of ERISA.

2.13.5              Schedule 2.13.5 of the Seller Disclosure Letter lists, as of the date hereof, all written and, to the Knowledge of Seller, oral employee benefit plans and collective bargaining, employment or severance agreements or other similar arrangements to which any ADC Foreign Subsidiary is a party or by which it is bound, legally or otherwise, with respect to an ADC Foreign Subsidiary Business Employee (and, as applicable, the spouses, dependents or beneficiaries of such employees), including without limitation (i) any profit-sharing, deferred compensation, bonus, stock option, stock purchase or other equity-based compensation, pension, retainer, consulting, retirement, severance, welfare or incentive plan, agreement or arrangement; (ii) any plan, agreement or arrangement providing for “fringe benefit” or perquisites to employees, officers, directors or agents including but not limited to benefits related to automobiles, clubs, vacations, dependent care, parenting, educational assistance, leaves of absence or sabbaticals, sick leave and disability, medical, dental, hospitalization, life insurance and other types of insurance; and (iii) any individual employment agreements (the “ADC Foreign Subsidiary Plans”).  Seller has provided or made available to Purchaser a copy and a description of each ADC Foreign Subsidiary Plan.  Nothing has occurred or failed to occur with respect to any ADC Foreign Subsidiary Plan that could result in any liability to Purchaser or any Affiliate of Purchaser, other than a liability expressly assumed pursuant to this Agreement.

2.13.6              Schedule 2.13.6 of the Seller Disclosure Letter contains a true and complete list (such list to be as of the date set forth on Schedule 2.13.6 of the Seller Disclosure Letter and as updated prior to the Closing Date to reflect changes with respect to Business Employees on such Schedule as of the date hereof that have occurred in the ordinary course of business) showing the employing entity, names, location, titles, annual salary and hire dates of all Business Employees.

2.14                        Corporate Documents.  Seller and its Subsidiaries have provided Purchaser with access to true and correct copies of (a) all documents and information listed in the Seller Disclosure Letter, (b) copies of the Company’s Certificate of Incorporation and Bylaws as currently in effect; (c) the Company’s Minute Book containing all records of all proceedings, consents, actions, and meetings of the shareholders, the board of directors and any committees thereof; (d) the Company’s stock ledger and journal reflecting all stock issuances and transfers; and (e) all permits, orders, and consents issued by any regulatory agency with respect to the Company or the Company Business, or any securities of the Company, and all applications for such permits, orders, and consents.

2.15                        No Brokers.  Neither the Company nor Seller is obligated for the payment of fees or expenses of any investment banker, broker or finder in connection with the origin, negotiation or execution of this Agreement in connection with any transaction contemplated hereby.

2.16                        Insurance.  Seller has provided Purchaser with lists of all policies of insurance and bonds issued at the request or for the benefit of the Company or the Company Business.  There is no claim pending under any of such policies or bonds by the Company or in connection with the Company Business as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.  All such policies and bonds remain in full force and effect, and Seller has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.17                        Environmental Matters.

2.17.1              Seller and its Subsidiaries have materially complied and are in material compliance with all Environmental, Health, and Safety Requirements with respect to the Company Business.

2.17.2              To the Knowledge of Seller, neither Seller nor any of its Subsidiaries, has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released any substance, or owned or operated any facility or property of Seller or its Subsidiaries related to the Company Business, so as to give rise to liabilities, including any liability for response costs, corrective action costs, personal injury, property damage, natural resource damages or attorney fees, of the Company for site investigation, cleanup, corrective action or related obligations under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq. or other Environmental, Health and Safety Requirements.

2.17.3              With respect to the Company Business, neither Seller nor any of its Subsidiaries, has received any notice, report or other information indicating that it may be in violation of any Environmental, Health and Safety Requirement or may have any liabilities for site investigation, clean-up, corrective action or related obligations arising under Environmental, Health and Safety Requirements.

2.17.4              To the Knowledge of Seller and its Subsidiaries, none of the following exists at any Site used in the Company Business: (i) underground storage tanks, (ii) asbestos-containing material in any form or condition, (iii) materials or equipment containing polychlorinated biphenyls, or (iv) landfills, surface impoundments, or disposal areas.

2.17.5              To the Knowledge of Seller and its Subsidiaries, neither this Agreement nor the consummation of the transactions that are the subject of this Agreement will result in any obligations of Seller or its Subsidiaries for site investigation or cleanup, or notification to or consent of government agencies or third parties, pursuant to any of the so called “transaction triggered” or “responsible property transfer” or Environmental, Health and Safety Requirements.

2.17.6              With respect to the Company Business, neither Seller nor any of its Subsidiaries, have expressly or by operation of law, assumed or undertaken any liability, including without limitation any obligation for corrective or remedial action, of any other person or entity relating to Environmental, Health, and Safety Requirements.

2.18                        Product and Service Warranties.  Schedule 2.18 sets forth the current standard warranty terms and conditions for the Company Products.  Except as set forth in Schedule 2.18, since January 1, 2003 all Company Products have been sold pursuant to such standard warranty terms and conditions and are not subject to any binding agreement or commitment providing any other guaranty, warranty or indemnity terms which materially deviate from the standard terms.  There are no product warranty or return claims outstanding or, to the Knowledge of Seller, threatened, relating to any products sold by the Company Business in excess of applicable reserves.

2.19                        Customers.  “Significant Customers” shall mean: Adelphia Cable Communications, Cox Communications, Inc., MidContinent Communications, MediaCom, Wide Open West, Tech Team Consortium (K-BW), MultiKabel, Siemens Aktiengesellschaft, Nissho Electronics, Huawei Technologies Co. Ltd.  To the Knowledge of Seller there are no outstanding material disputes concerning goods and/or services with any Significant Customers and no Significant Customer has expressed material dissatisfaction.  Except as set forth on Schedule 2.19, to the Knowledge of the Seller, as of the date of this Agreement, no current Significant Customer has indicated since June 30, 2003 in writing to Seller, the Seller Group or the Company (a) that it intends not to, or is considering not to, continue as a customer of the Company Business, (b) that it intends to, or is considering to, terminate existing contracts or arrangements relating to the Company Business or to materially decrease the volume of business it conducts with the Company Business.  Since June 30, 2003 Seller and its Subsidiaries have not had any Company Products returned by a purchaser thereof except for those returns that did not result in a material reversal of revenue, or represented returns of equipment in a material new application with a Significant Customer.

2.20                        Suppliers.  Schedule 2.20 of the Seller Disclosure Letter sets forth the ten (10) largest suppliers of goods and services for the Company Business for period from January 1, 2003 through March 26, 2004, based on amounts paid (a “Significant Supplier”).  To the Knowledge of Seller, there are no outstanding material disputes concerning goods and/or services provided by any Significant Supplier.  Except as set forth on Schedule 2.20, neither the Company nor the Seller Group has received any written notice of a termination or interruption of any existing Contracts with any Significant Supplier relating to the Company Business, nor has terminated its relationship with any Significant Supplier in connection with the Company Business.  As of the Closing, there shall be no further liability of the Company under Seller’s manufacturing contracts with Flextronics International Limited (other than accounts payable retained by Seller).

2.21                        Inventory.  As of April 30, 2004, Schedule 2.21 of the Seller Disclosure Letter lists all raw materials, finished goods and work-in-process inventory and the dollar value thereof in U.S. dollars.  Subject to applicable reserves and the disclosures on Schedule 2.21 of the Seller Disclosure Letter, the inventory and supplies of Seller and its Subsidiaries related to the Company Business whether located on the Company’s premises, at ACT’s premises or another location (the “Inventory”) are in all material respects of good quality and are usable and salable in the ordinary course of the Company Business.  All items included in such Inventory are owned by Seller and its Subsidiaries, free and clear of all Encumbrances (other than Permitted Encumbrances), except for Inventory sold by Seller or its Subsidiaries in the ordinary course of business, consistent with past practice subsequent to the Balance Sheet Date.  Schedule 2.21 sets forth the inventory build plans of the Company as of May 11, 2004.  Schedule 2.21 contains a description of all purchase orders existing as of May 21, 2004 placed with ACT Electronics, including a description of the products ordered and the expected purchase price in U.S. Dollars (the “ACT Commitments”).  The Seller believes in good faith the Inventory and the ACT Commitments are sufficient to fulfill the build plans, as set forth in Schedule 2.21, through September 1, 2004.

2.22                        Certain Payments.  Neither the Company nor any member of the Seller Group nor, to the Knowledge of Seller, any officer or director thereof, has offered, paid,

promised to pay, or authorized payment of, or given any money, gift or anything of value to (a) any governmental official or employee, (b) political party or candidate thereof, or (c) any person while knowing that all or a portion of such money or thing of value shall be given or offered to any governmental official or employee or political party or candidate thereof; with the purpose of influencing any act or decision of the recipient in his or her official capacity or to induce the recipient to use his or her influence to affect an act or decision of a government official or employee, in all cases in connection with the Company Business.

2.23                        Bank Accounts.  Schedule 2.23 of the Seller Disclosure Letter sets forth the names and locations of all banks, trust companies, savings and loan associations, and other financial institutions at which the Company maintains accounts of any nature and the names of all persons authorized to draw thereon or make withdrawals therefrom.

2.24                        Directors and Officers.  Schedule 2.24 of the Seller Disclosure Letter identifies all of the directors and officers of the Company.

2.25                        Sufficiency of Assets.  Except as set forth on Schedule 2.25 of the Seller Disclosure Letter and taking into account (i) the Non-Business Assets; (ii) any unassignable assets pursuant to Section 5.5, and (iii) the services to be provided by the Seller (or one of its Affiliates) on a temporary basis pursuant to the Transition Services Agreement, the assets of the Company together with the Non-U.S. Assets and the rights granted to the Company and its Affiliates under the License Agreement constitute all of the assets, including Intellectual Property, properties, agreements and other Contract rights and interests which are necessary to enable Buyer after the Closing to operate the Company Business in a manner consistent with the manner in which such Company Business is currently being operated by the Company and the Seller Group and as proposed by the Seller Group to be operated by the Company (assuming completion of the Corporate Reorganization) with respect to the distribution, offer for sale and sale of the high density CMTS modules and the provision of related services.

2.26                        Disclosure.  Neither the representations or warranties of Seller in this Agreement, its exhibits and schedules hereto, nor any of the certificates to be delivered by the Company or Seller to Purchaser under this Agreement, taken together, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained herein and therein, in light of the circumstances under which such statements were made, not misleading.

2.27                        Certain Contracts.

2.27.1      Broadcom Agreement.  Seller has paid all amounts payable by Company to Broadcom Corporation with respect to products under development pursuant to the Development Agreement effective February 15, 2002, by and between ADC Broadband Access System, Inc. and Broadcom Corporation.

2.27.2      Wind River Agreement.  Seller has paid all royalties or other amounts payable to Wind River through the Closing Date.  The Company does not, and will not, owe Wind River any royalties or other amounts for use of Wind River products through the Closing Date.

2.28                        Backlog.  The Company Business has a backlog of at least $12 million in orders for Company Products as of the date hereof.  For purposes of this section, “backlog” shall mean unfulfilled orders for products and/or services issued by customers deemed by Seller to be firm based upon Seller’s current practices, and which have not been recognized as revenue or deferred revenue in the Company Business, nor included in the Signing AR.

2.29                        Legacy Products.  To Seller’s Knowledge, there are no liabilities relating to the Legacy Products, which would have a Material Adverse Effect (assuming the term Legacy Products were included in the term Company Products, and therefore, for the avoidance of doubt, included in the definition of Company Business).

3.                                      INVESTMENT REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants, that each of the representations, warranties and statements contained in Section 4 of the Series E Purchase Agreement is true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date as if Seller were a “Purchaser” under the Series E Purchase Agreement.

4.                                      REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants, that, except as set forth on the Schedule of Exceptions to the Series E Purchase Agreement, each of the representations, warranties and statements contained in the following sections of this Section 4 is true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date.

4.1                               Representations and Warranties in Series E Financing.  The representations and warranties set forth in Section 3 of the Series E Purchase Agreement, other than Sections 3.24 and 3.25, are incorporated herein by reference and are hereby made to Seller as of the date hereof as if the same were expressly and fully set forth herein.

4.1.1                     The Series E2 Stock and Common Stock issuable to the Seller hereunder, when issued in accordance with this Agreement, will be duly authorized, validly issued, fully paid, non-assessable, and free of any preemptive rights, and will have the rights, preferences, privileges, and restrictions set forth in the Purchaser’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and will be free and clear of any liens, claims, encumbrances or third party rights of any kind and duly issued in the name of the Seller.  The Class A Common Stock or Common Stock, as the case may be, issuable upon conversion of the Series E2 Stock has been duly authorized and reserved for issuance by all necessary corporate action and, when issued in accordance with the terms of the Certificate of Incorporation will be duly and validly issued, fully paid, non-assessable, and free of any preemptive rights, will have the rights, preferences, privileges and restrictions set forth in the Certificate of Incorporation, and will be free and clear of any liens, encumbrances, claims, or third party rights of any kind and duly issued in the name of the Seller.

4.2                               Power, Authorization and Validity.

4.2.1                     Purchaser has all requisite corporate power and authority to enter into and perform its obligations under this Agreement, and all agreements to which Purchaser is or will be a party that are required to be executed pursuant to this Agreement (the “Purchaser Ancillary Agreements”).  The execution, delivery and performance of this Agreement and the Purchaser Ancillary Agreements have been duly and validly approved and authorized by all necessary corporate action on the part of Purchaser.

4.2.2                     No filing, authorization or approval, governmental or otherwise, is necessary to enable Purchaser to enter into, and to perform its obligations under, this Agreement and the Purchaser Ancillary Agreements, except for such filings as may be required to comply with federal and state securities laws and for filing of the amended and restated certificates of incorporation designating the Series E Stock with the Secretary of State of the State of Delaware.

4.2.3                     This Agreement and the Purchaser Ancillary Agreements are, or when executed by Purchaser will be, valid and binding obligations of Purchaser enforceable in accordance with their respective terms, except as to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.3                               No Violation of Existing Agreements.  Neither the execution and delivery of this Agreement nor any Purchaser Ancillary Agreement, nor the consummation of the transactions contemplated hereby, will conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of (a) any provision of the Certificate of Incorporation or Bylaws of Purchaser, (b) any material instrument or Contract to which Purchaser is a party or by which Purchaser is bound, or (c) any Law applicable to Purchaser or its assets or properties.

4.4                               No Brokers.  Purchaser is not obligated for the payment of fees or expenses of any investment banker, broker or finder in connection with the origin, negotiation or execution of this Agreement or in connection with any transaction contemplated hereby or thereby.

4.5                               No Plan or Intention to Merge or Liquidate Company.  Purchaser has no current plan or intention to cause the Company to merge with any other entity, nor to liquidate the Company.

4.6                               Financial Capability.  On the Closing Date, after giving effect to the transactions contemplated by this Agreement and to all indebtedness being incurred under the Loan Documents (as defined in Section 10.13), Purchaser will not (a) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair salable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (b) have unreasonably small capital with which to engage in its business or (c) have incurred or plan to incur debts beyond its ability to pay as they become absolute and matured.

4.7                               Inspections; Limitation of Seller’s Warranties.  Purchaser is an informed and sophisticated participant in the transactions contemplated by this Agreement, has been represented by competent legal counsel and competent financial and other advisors, and has undertaken such investigation as it has deemed necessary, and has been provided with and has evaluated certain documents and information, in connection with the execution, delivery and performance of this Agreement.  With respect to any financial projection or forecast delivered on behalf of the Company, Seller or any other member of the Seller Group to Purchaser, Purchaser acknowledges that there are uncertainties inherent in attempting to make such projections and forecasts, that they are familiar with such uncertainties and that Seller has made no representations or warranties with respect thereto.  Purchaser further acknowledges that it is acquiring the Company Business, Company Shares and the Non-U.S. Assets and assuming the Liabilities and the Non-U.S. Liabilities without any representation or warranty, express or implied, by the Company, the Seller or any other member of the Seller Group, or any of their respective Affiliates except as expressly set forth in this Agreement.  With respect to the relationship between the Company Business and Adelphia, Purchaser acknowledges and agrees that it has met with Adelphia and satisfied itself as to Adelphia’s intentions regarding such relationship.  Purchaser further acknowledges that except for the representation and warranty in Section 2.29, no representations and warranties are being given with respect to Legacy Products.

5.                                      SELLER AND COMPANY COVENANTS

During the period from the date of this Agreement until the Closing Date (except as provided below), Seller and the Company each covenants and agrees as follows:

5.1                               Corporate Reorganization.  On or prior to the Closing, Seller and its Subsidiaries shall complete the following (the “Corporate Reorganization”):

5.1.1                     Assignment of Certain Assets, Rights and Obligations; and Assumption of Obligations and Liabilities.

(a)                                  The Seller shall assign and shall cause each other U.S. member of the Seller Group to assign to the Company, those assets, rights, obligations, commitments and liabilities of the members of the Seller Group set forth in Schedule 5.1.1(a), and shall cause each non-U.S. member of the Seller Group to agree to assign to Purchaser, at Closing, the Non-U.S. Assets and Non-U.S. Liabilities also identified in Schedule 5.1.1(a).  The Company shall assume, pay and discharge those obligations, liabilities (whether known or unknown, fixed or contingent) and commitments assigned to it by each U.S. member of the Seller Group and the Purchaser shall assume, pay and discharge the Non-U.S. Liabilities.

(b)                                 The Non-U.S. liabilities do not include any intercompany debt owed by any member of the Seller Group to any other member of the Seller Group.

(c)                                  At the Closing or within a reasonable period of time after the Closing, Seller, or the appropriate member of the Seller Group will deliver to Purchaser true and correct copies of all books, records and financial documents to the extent that they relate to the Company Business.

5.1.2                     Transfer of Employees.

(a)                                  Seller shall, and shall cause its Subsidiaries to, take all necessary actions so that each U.S. Domestic Business Employee on the list of Business

Employees set forth on Schedule 2.13.6 of the Seller Disclosure Letter who is employed by Seller or any of its Subsidiaries immediately prior to the Closing Date will be an employee of the Company as of the Closing Date.

(b)                                 Subject to Purchaser’s compliance with Section 6.4.1(a), prior to the Closing Date, Seller shall timely comply with any local Laws regarding notice and/or consultation obligations or obtain consent to termination and provide required notice and/or severance (but only to the extent such severance payment is required under contract or applicable Law) to each ADC Foreign Subsidiary Business Employee, as applicable, listed on Schedule 6.4.1 of the Seller Disclosure Letter, in accordance with the Foreign Employee Transfer Regulations and any other applicable Law.  Any such notices and/or consultations or consents will be reasonably sufficient to prevent an ADC Foreign Subsidiary Business Employee from successfully claiming, by reason of Seller’s failure to provide adequate notice and/or consultation or obtain consent to termination and provide required notice and/or severance (but only to the extent such severance payment is required under contract or applicable Law), that such ADC Foreign Subsidiary Business Employee has been damaged or that such transfer of employment or offer of employment is otherwise not in compliance with the Foreign Employee Transfer Regulations or applicable Law.  Seller agrees to coordinate the contents of the notice/transfer letters provided to Foreign Subsidiary Business Employees with Purchaser. Each ADC Foreign Subsidiary Business Employee who either is transferred from the ADC Foreign Subsidiary to the Purchaser or its Subsidiary or accepts the Purchaser’s (or its Subsidiary’s) offer of employment is a “Foreign Subsidiary Transferred Employee.”  Subject to Purchaser’s compliance with Section 6.4.1(a), Seller shall satisfy applicable Law with respect to the transfer of employment or termination of each Foreign Business Employee (including any Foreign Subsidiary Transferred Employee), as applicable, and Seller shall fully indemnify and hold harmless Purchaser and its Subsidiaries from any Damages arising from the failure of Seller to provide adequate notice and/or consult or obtain consent to termination and provide required notice and/or severance (but only to the extent such severance payment is required under contract or applicable Law) to each ADC Foreign Subsidiary Business Employee.  Seller shall effectively remove any Foreign Subsidiary Business Employee from director or officer positions with Nihon ADC Kabushiki Kaisha prior to or on the Closing Date.  Seller shall use commercially reasonable efforts to ensure that each ADC Foreign Subsidiary Business Employee listed on Schedule 6.4.1 of the Seller Disclosure Letter will consent to the transfer of his or her employment relationship or accept an offer of employment with Purchaser or its Subsidiaries, respectively; provided that such reasonable efforts do not include the payment of any consideration to such ADC Foreign Subsidiary Business Employee other than as required under contract or applicable Law.  Seller shall assume and discharge timely and fully all obligations and liabilities arising under the Foreign Employee Transfer Regulations or any other applicable Laws that on or before the Closing Date become due to any Foreign Business Employee (including any Foreign Subsidiary Transferred Employee) and Seller shall fully indemnify and hold harmless Purchaser and its Subsidiaries from any Damages arising from the failure of Seller to do so.

(c)                                  The parties acknowledge and agree that the Company employs individuals who are not used in or necessary for the conduct of Cuda or FastFlow (the “Excluded Employees”).  Prior to the Closing Date, Seller intends to have the Company transfer the Excluded Employees from the Company to Seller or its Subsidiaries (other than the

Company).  A list of the Excluded Employees is set forth on Schedule 5.1.2 of the Seller Disclosure Letter (such list to be as of the date set forth on Schedule 5.1.2 of the Seller Disclosure Letter and as updated prior to the Closing Date to reflect changes that have occurred in the ordinary course of business).  Notwithstanding any provision in this Agreement to the contrary, the parties hereto acknowledge and agree that the transfer of the Excluded Employees will not constitute a breach by the Seller of any representation, warranty or covenant by the Seller contained in this Agreement.

5.1.3                     Employee Benefit Plans

(a)                                  Seller shall take, or shall cause to be taken, all necessary actions to terminate the Company’s status as a participating employer in the U.S. Domestic Plans of which the Company is not the plan sponsor, such termination to be effective as of the Closing Date.

(b)                                 Seller shall take all necessary action (i) to ensure that U.S. Domestic Business Employees are eligible to receive distributions of their vested account balances under any qualified retirement plans of the Seller immediately after the Closing Date and to permit any distributions made as a direct rollover to a qualified plan to include any participant loan notes that are current; and (ii) cooperate with Purchaser regarding the transfer of salary reduction elections and claims submitted for reimbursement, as of the Closing Date, with respect to the medical flexible spending and dependent care assistance accounts of each U.S. Domestic Business Employee under Seller’s Flexible Benefits Plan, pursuant to Section 6.4.2(d).

(c)                                  With respect to the Broadband Access Systems, Inc., 401(k) Plan Seller has filed the amended Form 5500 for the 2001 Plan Year and the return for the 2002 Plan Year to be filed under the Department of Labor’s Delinquent Filer Voluntary Compliance program with full payment of fees thereunder.

5.1.4                     Assumption of Certain Liabilities and Termination of Certain Contracts.  The Seller shall, or shall cause another member of the Seller Group to, assume in full and/or obtain with respect to the Company, the termination and release of, those Contracts, liabilities, and obligations set forth on Schedule 5.1.4.  Subject to Section 5.5, Seller and its Subsidiaries shall exercise commercially reasonable efforts to obtain releases, waivers or terminations, in form and substance acceptable to Purchaser, of all Encumbrances that are held against the assets of the Company or the Company Business that are to be transferred by this Agreement, including, but not limited to those set forth on Schedule 5.1.4.  Subject to Section 5.5, effective immediately prior to the Closing Seller hereby releases all Encumbrances that it may have against the assets of the Company or that are otherwise used in the Company Business that are to be transferred by this Agreement other than pursuant to the License Agreement.

5.2                               Advice of Changes.  The Company and Seller shall notify Purchaser of any material change, occurrence or event not in the ordinary course of the Company or the Company Business (other than as provided for in Section 5.1), and of any change, occurrence or event which, individually or in the aggregate with any other material changes, occurrences and events, could reasonably be expected to cause any of the conditions to closing set forth in

Section 10 not to be satisfied.  Within 5 business days after the date of this Agreement, Seller will deliver to Purchaser a list of all purchase orders for Inventory existing as of May 21, 2004, to the extent that such purchase orders are not listed on Schedule 2.21.

5.3                               Conduct of Business.  Except as provided elsewhere in this Agreement or in Schedule 5.3, with respect to the Company and the Company Business, prior to the Closing, Seller and each of its Subsidiaries will, from the date hereof until the Closing, conduct, or cause to be conducted, the Company Business, in all material respects, only in the ordinary course of business and consistent with past practice over the past year.  Without limiting the generality of the foregoing, Seller agrees that from the date hereof to the Closing, solely insofar as the Company Business is concerned, each member of the Seller Group will, except as otherwise provided herein:

(a)                                  use commercially reasonable efforts to preserve, in all material respects, the business relationship and goodwill with respective suppliers, employees, customers, creditors and others having business or other dealings with the Company Business;

(b)                                 other than in the ordinary course of business, incur any material obligation or liability, including any liability or obligation for borrowed money or any liability or obligation as guaranty or surety with respect to the obligations of any other Person;

(c)                                  other than in the ordinary course of business, not enter into any purchase, license or sale or other disposition, or any Contract or other arrangement for the purchase, license or sale or other disposition, of any properties or assets thereof;

(d)                                 not declare, set aside or pay any dividend on, or the make any other distribution in respect of, the capital stock of the Company, any split, combination or recapitalization of the capital stock of the Company or any direct or indirect redemption, purchase or other acquisition of the capital stock of the Company;

(e)                                  except in the ordinary course and consistent with past practice, not (i) increase or modify the compensation or benefits payable or to become payable to any Business Employee (including any bonus, pension, insurance or other employee benefit plan, payment or arrangement and the granting of stock options, restricted stock awards or stock appreciation rights), (ii) make any new loans or extension of existing loans to any Business Employee, (iii) enter into or amend any Contract to grant or provide severance, acceleration of vesting or other similar benefits to any Business Employee, or (iv) execute any employment or service Contracts or the extend of the term of any existing employment or service Contract with any Business Employee;

(f)                                    not make any loan, advance or capital contribution to, or investment in, any Person, other than travel loans or other advances made in the ordinary course of business consistent with past practice in an aggregate amount not to exceed $50,000 outstanding at any time;

(g)                                 other than in the ordinary course of business, not enter into, materially modify or terminate any material Contract of the Company Business;

(h)                                 not amend or change in the Certificate of Incorporation or Bylaws or other charter documents of the Company;

(i)                                     not materially defer payment of any accounts payable outside the ordinary course of business or make any material discount, accommodation or other concession made outside the ordinary course of business in order to accelerate or induce the collection of any receivable;

(j)                                     not sell, issue, grant or authorize the issuance or grant of:  (i) any shares of the Company’s capital stock of any class or other security; (ii) any option, call, warrant, obligation, subscription or other right to acquire any capital stock or any other security of the Company; or (iii) any instrument convertible into or exchangeable for any capital stock or other security of the Company;

(k)                                  not make any material change in accounting methods or policies (including the current revenue recognition policy observed by Seller and its Subsidiaries) or make any material new elections, or changes to any current elections, with respect to taxes.;

(l)                                     not enter into any Contract or understanding to do any of the foregoing or to take any action that, if had been taken prior to the date of this Agreement, would have made any representation or warranty of Seller set forth in Section 2 of this Agreement untrue or incorrect as of the date when made;

(m)                               pay when due all taxes imposed on it or its income, profit or assets or otherwise required to be paid, and pay when due any liability or charge which, if unpaid, might become a lien or charge upon any of the Company Shares or Non-U.S. Assets, except to the extent any such tax, liability or charge does not exceed the reserve for taxes set forth on the Balance Sheet or is being contested in good faith through appropriate proceedings; and

(n)                                 maintain with adequately capitalized insurance companies insurance coverage for its assets and its businesses in such amounts and against such risks and losses as are consistent with past practice.

Notwithstanding the foregoing, nothing in this Section 5.3 shall in any way limit the Seller or its Subsidiaries’ conduct of any business, other than the Company Business.

5.4                               Regulatory Approvals.  Seller and its Subsidiaries will execute and file, or join in the execution and filing, of any application or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental body, federal, state, local or foreign which may be reasonably required, or which Purchaser may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement.

5.5                               Necessary Consents.  Seller shall use, and shall cause each of its Subsidiaries to use, commercially reasonable efforts to obtain prior to the Closing all consents, waivers and approvals to the extent required for the consummation of the Corporate Reorganization and under each material Contract for the consummation of the transactions contemplated hereby, listed or described on Schedule 2.2.2 of the Seller Disclosure Letter (and any agreement entered into after the date hereof that would have been required to be listed or described on Schedule 2.2.2 of the Seller Disclosure Letter if it had been entered into prior to the date hereof), in each case in substantially a form reasonably acceptable to Purchaser.  For a period of ninety (90) days from and after the Closing, Seller shall continue to use, and shall cause each of its Subsidiaries to continue to use commercially reasonable efforts to obtain such consents.  During such period and continuing for the remaining term of any Contract for which consent is not obtained, if the consent to assignment of any Contract is not obtained and if an attempted assignment thereof would be ineffective or would adversely affect the rights thereunder so that Purchaser would not in fact receive all such rights and interests to such Contract (each, an “Unassignable Contract”), Purchaser and Seller will cooperate in a mutually agreeable arrangement under which Purchaser and its Affiliates (including the Company) would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including subcontracting, sublicensing or subleasing to Purchaser or Affiliate of Purchaser, or under which the Seller Group would enforce for the benefit of Purchaser, with Purchaser or its Affiliate assuming the Seller Group’s obligations, any and all rights of the Seller Group against a third party thereto.  Except with respect to accounts receivable or accounts payable retained under Section 5.1.1, Seller will promptly pay to Purchaser when received all monies received by the Seller Group with respect to the Company Business or any claim or any benefit arising thereunder. Following such period, for all Contracts that Seller and its Subsidiaries have not been able to obtain such consent other than Unassignable Contracts, Seller and its Subsidiaries shall assign such Contracts to Purchaser or its Subsidiaries, and it shall be the responsibility of Purchaser to continue to obtain the necessary consents to such assigned Contracts.  Following such assignment of Contract other than Unassignable Contracts, Seller and its Subsidiaries shall have no further obligations with respect to such consents not then obtained or with respect to any such unassignable assets and Purchaser shall be deemed to have assumed all liabilities related thereto.

5.6                               No Other Negotiations.  From the date hereof until the earlier of termination of this Agreement or consummation of the Acquisition, neither the Company nor Seller will, nor will it authorize or permit any officer, director, employee or affiliate of the Company or the Seller Group, or any other Person, on its behalf to, directly or indirectly, solicit or encourage any offer from any party or consider any inquiries or proposals received from any other party, participate in any negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate with, facilitate or encourage any effort or attempt by any Person (other than Purchaser), concerning the possible disposition of the Company or the Company Business.  The Company and Seller will promptly notify Purchaser orally and in writing of any such inquiries or proposals.

5.7                               Litigation.

5.7.1                     Seller and the Company will notify Purchaser in writing promptly after learning of any action, suit, proceeding or investigation by or before any court, board or governmental agency (with the exception of workers’ compensation claims), initiated by or against, or, to the Knowledge of Seller, threatened against, the Company, any of its officers, directors, employees or shareholders in their capacity as such or the Company Business.

5.7.2                     Seller and the Company will notify Purchaser in writing promptly after learning of any action, suit, proceeding or investigation concerning any matter affecting or relating to the Acquisition by or before any court, board or governmental agency, initiated by or against, or, to the Knowledge of Seller, threatened against, the Seller or any of its officers, directors, employees or shareholders in their capacity as such.

5.8                               Access to Information.

5.8.1                     During the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the end of the period provided in Section 5.12 below, (i) the Company and Seller shall afford Purchaser and its accountants, counsel and other representatives, full access during business hours and upon reasonable prior notice to (A) all of Seller’s and each of its Subsidiary’s properties, books, contracts and records relating to the Company and the Company Business and (B) all other information concerning the Company Business and properties and personnel (subject to compliance with applicable law) of Seller and its Subsidiaries as Purchaser may reasonably request, and (ii) the Company and Seller shall provide to Purchaser and its accountants, counsel and other representatives true, correct and complete copies of Seller’s and each of its Subsidiaries’ (A) internal financial statements, (B) tax Returns, tax elections and all other records and workpapers relating to taxes, (C) a schedule of any deferred intercompany gain with respect to transactions to which the Seller or any of its Subsidiaries has been a party (relating to the Company Business), and (D) receipts for any taxes paid to foreign Taxing Authorities.

5.8.2                     Subject to compliance with applicable Law, from the date hereof until the earlier of the termination of this Agreement and the Closing, the Company and Seller shall confer from time to time as requested by Purchaser with one or more representatives of Purchaser to discuss any material changes or developments in the operational matters of the Company and, with respect to the Company Business, the Seller Group and the general status of the ongoing operations of the Company and the Company Business.  From the date of this Agreement through the Closing Date, the Company covenants and agrees to provide Purchaser with access to its documents, personnel and facilities, as Purchaser may reasonably request, in order to facilitate the post-closing integration of the Company and the Purchaser.

5.9                               Satisfaction of Conditions Precedent.  The Company and Seller will use commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent that are set forth in Section 10, and will use commercially reasonable efforts to cause the transactions provided for in this Agreement to be consummated and, without limiting the generality of the foregoing, to obtain all consents and authorizations of third parties and to make all filings with, and give all notices to, third parties that may be necessary or reasonably required on its part in order to effect the transactions provided for hereby.

5.10                        Update to Seller Disclosure Letter.  From and after the date of this Agreement until the Closing, the Seller will be entitled to update, add to, delete, modify, correct or otherwise revise any or all portions of the Seller Disclosure Letter (collectively, a “Seller Disclosure Letter Change”) if any representation or warranty made by Seller in this Agreement was when made, or has subsequently become, untrue in any respect.  The delivery of a Seller Disclosure Letter Change pursuant to this Section 5.10 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement for purposes of determining whether the condition set forth in Section 10.1 has been satisfied (but shall cure such breach for all other purposes under this Agreement), except for the disclosure of Contracts entered into after the date of this Agreement which were not entered into in violation of the terms of this Agreement.

5.11                        Left blank intentionally.

5.12                        Audit Assistance.  Beginning upon and for a period of up to 180 days following the Closing Date, Seller agrees to fully cooperate and do all things reasonably requested by Purchaser or its representatives, with Purchaser reimbursing Seller for its actual costs, (i) in connection with Purchaser’s audit of the Financial Statements of the Company and, solely with respect to the Company Business, the financial statements of Seller and any of its Subsidiaries, and preparing audited historical financial statements for the previous three years ended, including without limitation a closing balance sheet; and (ii) in connection with the Company Business in connection with any subsequent confirmation and audit of such Audited Financials in connection with any initial public offering or acquisition of Purchaser.

5.13                        Reimbursement of Certain Termination Costs and Retention Bonuses; Continued Consulting Services.

5.13.1              Schedule 5.13 contains Seller’s estimated budget for termination costs related to a previously planned, but unexecuted, reduction in force of twenty-four (24) U.S. employees of the Company Business.  To the extent that Purchaser may terminate U.S. employees of the Company Business during the period provided in, and otherwise in compliance with, Section 6.4.2(c), Seller will pay Purchaser an amount equal to 1/24th of the aggregate estimated budget reflected in Schedule 5.13 for each individual so terminated.  The parties acknowledge and agree that this Section 5.13.1 is intended solely to provide economic reimbursement to Purchaser, limited as provided in this Section 5.13.1, for costs which were otherwise anticipated to be absorbed by Seller, and shall not, under any circumstances, be deemed to cause Seller to be a participant in or otherwise liable for, any such reduction in force by Purchaser or to in any way alter Purchaser’s obligations of indemnity under Section 6.4.2(c) or Section 12.2.2.

5.13.2              Seller will be responsible for all costs related to (i) the termination of Hilton Nicholson’s employment, which shall be effected by Seller at Closing, and (ii) all retention bonuses promised to employees of the Company Business by Seller or the Company prior to Closing.

5.13.3              Seller shall use commercially reasonable efforts to retain, at Seller’s cost, the services of Mr. Nicholson (to the extent not otherwise employed by the Company) for a period of up to thirty (30) days following the Closing Date to assist in transition matters; provided, however, that (i) if Seller believes in good faith that it has already used commercially reasonable efforts in providing financial incentives to retain the services of Mr. Nicholson for such period, Seller shall have no obligation to offer additional financial incentives to Mr. Nicholson to induce him to remain for the desired period, and (ii) if Mr. Nicholson either accepts employment with a third party or moves his primary residence outside the Boston metropolitan area, then Seller’s obligations under this Section 5.13.3 shall terminate.

5.14                        Adjustment for Accounts Receivable/Accounts Payable.

(a)                                  Within ten days after the date of this Agreement, Seller shall provide Purchaser a specific list of Signing AR and Signing AP.  All Signing AR and Signing AP shall be for the account of Seller.  For purposes of this Agreement, the term “Signing AR” shall mean accounts receivable of the Seller, the Company or a member of the Seller Group related to the Company Business as of the date of this Agreement, as determined in accordance with United States generally accepted accounting principles (“GAAP”) applied on a basis consistent with the Balance Sheet (the “GAAP Standard”); provided however, notwithstanding the GAAP Standard, Signing AR shall not include any account receivable created by a transfer of inventory from the Company to ACT Electronics after April 30, 2004 but on or prior to the date of this Agreement.  For the purposes of this Agreement, the term “Signing AP” shall mean accounts payable of the Company or the Seller Group related to the Company Business as of the date of this Agreement as determined in accordance with the GAAP Standard.  For the avoidance of doubt, it is understood that Signing AP shall not include any amount with respect to a purchase order or other commitment to the extent goods or services related to such purchase order or commitment have not been received by the Company Business on or prior to the date of this Agreement.

To the extent Signing AR or Signing AP is an account of the Company, Seller shall cause the Company to assign such accounts to Seller pursuant to the Corporate Reorganization and Seller shall accept such assignment.  Seller shall be entitled to collect and retain all amounts with respect to such assigned Signing AR and shall discharge and pay all such assigned Signing AP in accordance with their terms.  Seller, or a member of the Seller Group, as the case may be, shall retain and collect all Signing AR and retain, discharge and pay all Signing AP held by such entity as of the date of this Agreement in accordance with their respective terms.

(b)                                 All Post Signing AR and Post Signing AP shall be for the account of Purchaser.  For purposes of this Agreement, the term “Post Signing AR” shall mean accounts receivable of the Company, the Seller, or a member of the Seller Group related to the Company Business which are not Signing AR.  For the purposes of this Agreement, the term “Post Signing AP” shall mean accounts payable of the Company, the Seller or a member of the Seller Group related to the Company Business which are not Signing AP.  For the avoidance of doubt, it is understood that Post Signing AP shall include any amount with respect to a purchase order or other commitment to the extent goods or services related to such purchase order or commitment are received by the Company Business after the date of this Agreement.  Seller shall record the creation, collection and payment of all Post Signing AR and AP through the use of its

SAP system.  Within ten days after the Closing Date Seller shall deliver to Purchaser a report (the “Report Date”) stating the total cash received by the Company, Seller or a member of the Seller Group with respect to Post Signing AR (“Post Signing Cash Receipts”) and the total cash paid by the Company, Seller or a member of the Seller Group with respect to Post Signing AP (the “Post Signing Cash Disbursements”) through the Closing Date.  Within five business days thereafter: (i) if Post Signing Cash Receipts exceed Post Signing Cash Disbursements, then Seller shall pay to Purchaser in cash the amount of such excess; or (ii) if Post Closing Cash Disbursements exceed Post Closing Cash Receipts, the Purchaser shall pay to Seller in cash the amount of such excess.  All Post Signing AR held by Seller, or a member of the Seller Group which has not been collected prior to the Closing shall be assigned to the Company or an affiliate of Purchaser pursuant to the Corporate Reorganization and Company and any such affiliates of Purchaser shall accept such assignment.  Following the Closing the Company and the Purchaser and Purchaser’s affiliates shall discharge and pay such assigned Post Closing AP in accordance with its terms.

(c)                                  Purchaser shall, and shall cause the Company and its affiliates after the Closing Date to, and Seller shall, and shall cause the members of the Seller Group to, reasonably cooperate with each other to effectuate the provisions of this Section 5.14.  Without limiting the generality of the foregoing: (i) in the event the Company or Purchaser or any affiliate of Purchaser collects a Signing AR or the Company or Purchaser or any affiliate of Purchaser inadvertently pays a Signing AP, then the parties shall make an appropriate cash adjustment; and (ii) in the event Seller or a member of the Seller Group collects a Post Signing AR or pays a Post Signing AP, then the parties shall make an appropriate cash adjustment.  No party shall take any action, or permit an affiliate of such party to take any action that would diminish or impede another party’s ability (or the ability of its affiliates) to collect a Signing AP or Post Signing AR, as the case may be.  In the event a party or one of its affiliates issues a credit, rebate or other discount to any customer who has an account included within the Signing or Post Signing AR held by the other party or one of its affiliates, and such customer applies such credit, rebate or other discount against such outstanding account receivable due such other party (or one of its affiliates), then the party issuing the credit, rebate or other discount will promptly reimburse such other party in cash for the amount of such credit, rebate or other discount.  The foregoing cooperation provisions are in addition to any other cooperation provisions contained in this Agreement.  In the event of a breach of any of the provisions set forth in this Section 5.14, the non-breaching party shall be entitled to seek an injunction against the breaching party restraining such breach and to enforce specifically the terms and provisions of this Section 5.14 in addition to any other remedies provided by law or equity.

6.                                      PURCHASER COVENANTS

During the period from the date of this Agreement until the Closing Date (except as provided below), Purchaser covenants and agrees as follows:

6.1                               Advice of Changes. The Purchaser shall notify the Company and Seller of any change, occurrence or event which, individually or in the aggregate with any other material changes, occurrences and events, could reasonably be expected to cause any of the conditions to closing set forth in Section 9 not to be satisfied.

6.2                               Regulatory Approvals.  Purchaser will execute and file, or join in the execution and filing, of any application or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental body, federal, state, local or foreign, which may be reasonably required, or which the Company or Seller may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement.  Purchaser will use commercially reasonable efforts to obtain all such authorizations, approvals and consents.

6.3                               Satisfaction of Conditions Precedent.  Purchaser will use commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent which are set forth in Section 9, and Purchaser will use commercially reasonable efforts to cause the transactions contemplated by this Agreement to be consummated, including without limitation the consummation of the Series E financing, and, without limiting the generality of the foregoing, to obtain all consents and authorizations of third parties and to make all filings with, and give all notices to, third parties that may be necessary or reasonably required on its part in order to effect the transactions contemplated hereby.

6.4                               Purchaser’s Obligations to Employees.

6.4.1                     Continuing Employees.

(a)                                  Purchaser agrees to reasonably cooperate with Seller by providing timely and accurate information in order for Seller to satisfy its notice obligations and obtain consent under Section 5.1.2(b).

(b)                                 After the Seller has given proper notice to and/or engaged in consultation or obtained consent to termination and provided required notice and/or severance (but only to the extent such severance payment is required under contract or applicable Law) to each ADC Foreign Subsidiary Business Employee in accordance with the Foreign Employee Transfer Regulations and any other applicable Law, then Purchaser shall, or shall cause its Subsidiaries to, take commercially reasonable efforts to effect the transfer, as of the Closing Date, of ADC Foreign Subsidiary Business Employees listed on Schedule 6.4.1 of the Seller Disclosure Letter from the ADC Foreign Subsidiary to Purchaser, or its Subsidiaries, or Purchaser shall, or cause its Subsidiaries to, offer to hire, as of the Closing Date, ADC Foreign Subsidiary Business Employees listed on Schedule 6.4.1 of the Seller Disclosure Letter, respectively (such list to be as of the date set forth on Schedule 6.4.1 of the Seller Disclosure Letter and as updated prior to the Closing Date to reflect changes with respect to such ADC Foreign Subsidiary Business Employees on such Schedule as of the date hereof that have occurred in the ordinary course of business), in accordance with the Foreign Employee Transfer Regulations and any other applicable Law.  Transfers or offers of employment will be extended on or prior to the Closing Date in accordance with the Foreign Employee Transfer Regulations.  Any such transfer or offer of employment will be on terms and conditions reasonably sufficient to prevent an ADC Foreign Subsidiary Business Employee from successfully claiming, by reason of Purchaser’s (or its Subsidiary’s) failure to offer sufficient terms and conditions, that such ADC Foreign Subsidiary Business Employee has been damaged by reason of being “unfairly dismissed” under, or that such transfer of employment or offer of employment is otherwise not in compliance with, the Foreign Employee Transfer Regulations.  Purchaser, and

its Subsidiaries, shall satisfy applicable Law with respect to the employment of each Foreign Business Employee (including any Foreign Subsidiary Transferred Employee) by Purchaser, or its Subsidiaries, and Purchaser shall fully indemnify and hold harmless Seller and its Affiliates (including the ADC Foreign Subsidiaries) from any Damages arising from the failure of Purchaser or its Subsidiaries to satisfy applicable Law, including, without limitation, the Foreign Employee Transfer Regulations, after the Closing Date.  Purchaser shall use commercially reasonable efforts to ensure that each ADC Foreign Subsidiary Business Employee listed on Schedule 6.4.1 of the Seller Disclosure Letter will consent to the transfer of his or her employment relationship to, or accept an offer of employment from, Purchaser or its Subsidiaries.  Purchaser has no current intention to terminate any Foreign Subsidiary Transferred Employees and will not communicate, directly or indirectly, anything to the contrary to such employees prior to Closing.  Purchaser shall assume and discharge timely and fully all obligations and liabilities arising under the Foreign Employee Transfer Regulations that on or after the Closing Date become due to any Foreign Business Employee (including any Foreign Subsidiary Transferred Employee) including, without limitation, any obligations and liabilities in connection with any change in the terms and conditions of such Foreign Business Employee’s employment with Purchaser, or its Subsidiaries, from the terms and conditions of such individual’s employment with the ADC Foreign Subsidiary as of the Closing Date and Purchaser shall fully indemnify and hold harmless Seller and its Affiliates (including the ADC Foreign Subsidiaries) from any Damages arising from the failure of Purchaser to do so.

(c)                                  Purchaser, or its Subsidiaries, will be responsible for all compensation and all other rights and benefits payable or becoming due on or after the Closing Date to each Foreign Subsidiary Transferred Employee under such individual’s employment agreement and/or the Foreign Employee Transfer Regulations and Purchaser shall indemnify and hold harmless Seller and its Affiliates from any Damages or claims arising in connection with or relating to such compensation, right or benefit or Purchaser’s failure to timely and fully provide the same to such Foreign Subsidiary Transferred Employee after the Closing.

(d)                                 Purchaser shall, or shall cause its Subsidiaries to, recognize and credit each Continuing Employee with such individual’s accrued vacation, personal leave days, leave entitlement or paid time off balance with the Company or an ADC Foreign Subsidiary as of the Closing Date.

(e)                                  After the Closing Date, Purchaser shall cause the Company to remit contributions owed under any U.S. Domestic Plan as of the Closing Date, if any, in accordance with the terms of such plan and applicable Law.

6.4.2                     Purchaser’s Plans for Continuing Employees.

(a)                                  On and after the Closing Date, each Continuing Employee will be eligible to participate in the employee benefit plans maintained by Purchaser or its Affiliates for similarly situated employees of Purchaser (“Purchaser’s Plans”), subject to Section 6.4.1 and paragraphs (b) and (c) of this Section 6.4.2.  Purchaser shall, or shall cause its Subsidiaries to, provide each Continuing Employee who is a U.S. Domestic Business Employee and his or her eligible dependents who, immediately prior to the Closing Date were participants in a U.S. Domestic Plan that is a group medical plan, with coverage as of the day immediately following the Closing Date under a Purchaser’s Plan that is a group medical plan, subject to the eligibility requirements under such group medical plan.  Purchaser shall use commercially reasonable efforts to ensure that for purposes of (i) waiting periods for eligibility to participate under Purchaser’s Plans, (ii) vesting service periods under Purchaser’s Plans, (iii) if permitted under such plan, any pre-existing condition limitation period or restriction under Purchaser’s medical and/or disability benefit plans and (iv) length of service periods for determining benefits under Purchaser’s vacation, personal leave days, leave entitlement or paid time off programs, severance plan and short-term disability plan for which such Continuing Employee may be eligible on or after the Closing Date, that service by such individual with the Company, ADC Foreign Subsidiary, Seller or other Affiliates shall be treated as service with Purchaser, its Subsidiaries and its Affiliates.  Notwithstanding the foregoing, such participation and service credit shall be governed by, and subject to, Law, including, without limitation, the Foreign Employee Transfer Regulations.

(b)                                 Seller and Purchaser will each reasonably cooperate to effect the transfer of retirement account balances under ADC Foreign Subsidiary Plans to an existing retirement plan or a new retirement plan established by Purchaser or its Subsidiaries, in accordance with the terms of the applicable plans and Law (including, but not limited to, the Foreign Employee Transfer Regulations) and Seller and Purchaser shall execute, or cause to be executed, such further agreements to provide for the transfer of such retirement account balances as may be reasonably required.

(c)                                  If Purchaser, its Subsidiaries or any of its other Affiliates terminate the employment of any Continuing Employee without cause (as defined in Schedule 6.4.2) within 135 days after the Closing Date, then Purchaser shall provide, or shall cause its Subsidiary or Affiliate to provide, any such Continuing Employee with severance benefits at least as favorable as those described on Schedule 6.4.2 of the Seller Disclosure Letter and Purchaser will indemnify and hold harmless Seller and its Affiliates (including the ADC Foreign Subsidiaries) from any Damages arising from the failure of Purchaser, its Subsidiaries or its other Affiliates to provide such severance benefits.

(d)                                 Effective as of the Closing Date, Purchaser shall take or cause to be taken all actions necessary for the Company to adopt Purchaser’s flexible benefits plan (which is a cafeteria plan qualified under Section 125 of the Code, a medical flexible spending account plan qualified under Section 105(b) of the Code and a dependent care assistance plan qualified under Section 129 of the Code) in order to provide benefit coverage to U.S. Domestic Business Employees equivalent to those provided under the Seller’s Flexible Benefits Plan, as if the Company was a participating employer under Seller’s Flexible Benefits Plan for the entire 2004 plan year.  This means each U.S. Domestic Business Employee’s salary reduction elections made with respect to medical flexible spending and dependent care assistance accounts under Seller’s Flexible Benefits Plan will continue to be made for the balance of the 2004 plan year under Purchaser’s flexible benefits plan and Purchaser will process and pay all claims for reimbursement (with respect to expenses incurred anytime during the 2004 plan year) made by such U.S. Domestic Business Employees after the Closing Date under Purchaser’s flexible benefits plan.

6.4.3                     Limitation on Enforcement; No Guarantee of Continued Employment.  Nothing herein expressed or implied shall confer upon any Business Employee or other employee, former employee, leased employee, independent contractor or consultant of the Company, the ADC Foreign Subsidiaries, Seller or legal representatives thereof, any rights or remedies, including, without limitation, right to employment or continued employment for any specified period, under or by reason of this Agreement.

6.5                               Unassignable Assets.  Purchaser shall perform, indemnify and hold Seller, and the Seller Group harmless from and against all liability to the extent of any unassignable assets under Section 5.5.

6.6                               Rights to ADC Name.  Purchaser acknowledges that it is not acquiring any rights to the “ADC” name or any derivative thereof.  Accordingly, Purchaser agrees to change the name of the Company within fifteen days after the Closing Date so that the name of the Company does not include any reference to “ADC” or any derivative thereof.  It is further understood and agreed that money damages would not be a sufficient remedy for any breach of this Section 6.6 by Purchaser and that the Seller shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach.

7.                                      CLOSING MATTERS

7.1                               The Closing.

7.1.1                     Subject to termination of this Agreement as provided in Section 11 below, the closing of the Acquisition (the “Closing”) will take place at the offices of Oppenheimer Wolff & Donnelly, Plaza VII, 45 South Seventh Street, Suite 3300, Minneapolis, Minnesota 55402, on the third business day after all conditions to closing have been satisfied or waived in writing by Purchaser and Seller, or at such other place, time and date as Seller and Purchaser may mutually select (the “Closing Date”).

7.1.2                     At the Closing, and in addition to the obligations of the parties set forth in Sections 9 and 10, (i) Seller shall deliver to Purchaser the stock certificate(s) representing all of the Company Shares, duly endorsed in favor of Purchaser or accompanied by stock power(s) duly executed in favor of and in a form reasonably acceptable to Purchaser; (ii) Purchaser shall deliver to Seller (A) stock certificates representing the Stock Consideration and (B) the Cash Consideration, by wire transfer of immediately available funds; (iii) the Company shall execute and deliver the Company Ancillary Agreements to Purchaser and Seller; (iv) Seller shall execute and deliver the Seller Ancillary Agreements to Purchaser and the Company; and (v) Purchaser shall execute and deliver the Purchaser Ancillary Agreements to Seller and the Company.

8.                                      TAX MATTERS

8.1                               Liability for Taxes.

8.1.1                     Seller shall be liable for and indemnify, pursuant to Section 12, Purchaser or the Company as the case may be, for all taxes imposed on the Company, Seller or any Affiliate of Seller, or for which the Company, Seller or any Affiliate of Seller may otherwise be liable (including liabilities pursuant to Treasury Regulation Section 1.1502-6(a) or any similar provision of any state, local or foreign law), for any taxable year or period of the Company that ends on or before the Closing Date (such periods referred to as “Pre-Closing Tax Periods” and taxes for such periods referred to as “Pre-Closing Taxes”), for taxes pursuant to Treasury Regulation Section 1.1502-6(a) or any similar provision of any state, local or foreign law for the year in which the Company is sold, and, with respect to any portion of a taxable year or period beginning before and ending after the Closing Date (such periods referred to as “Straddle Periods” and taxes for such periods referred to as “Straddle Taxes”) for Straddle Taxes attributable to the portion of such Straddle Period ending on and including the Closing Date (with income taxes for any Straddle Period determined in the manner described in Section 8.1.3); provided, however, that Seller shall have no obligation to make any indemnification for taxes pursuant to Section 12, until the amounts that would otherwise be payable for taxes pursuant to Section 12 (apart from this proviso) exceed the reserve for taxes on the Financial Statements, which the parties hereto agree has been established in the amount of $450,000 on the Financial Statements and which reserve amount will be retained in the amount of $450,000 through the Closing Date.

8.1.2                     The Company shall be liable for, and Purchaser shall indemnify Seller and its affiliates for, all taxes imposed on Seller or any of its affiliates with respect to the Company for any taxable year or period that begins after the Closing Date (such periods referred to as “Post-Closing Tax Periods” such taxes referred to as “Post-Closing Taxes”) and, with respect to a Straddle Period, the Straddle Taxes attributable to the portion of such Straddle Period beginning after the Closing Date.

8.1.3                     For purposes of this Section 8.1, whenever it is necessary to determine the liability for income taxes of the Company for a portion of a Straddle Period, the determination of the income taxes for the portion of the Straddle Period ending on, and the portion of the Straddle Period beginning after, the Closing Date, shall be determined by assuming that the Company had a taxable year or period that ended at the close of the Closing Date.  To the extent permitted by applicable law, the parties agree to elect to treat the Closing Date as the last day of the taxable year.  In the case of a tax that is not based on net income or gain, the tax for the portion of the Straddle Period ending on the Closing Date shall be the tax for the Straddle Period multiplied by a fraction the numerator of which is the number of days in the period on or before the Closing Date and the denominator of which is the total number of days in the Straddle Period.

8.2                               Tax Refunds.

8.2.1                     Seller shall be entitled to any refund of any Pre-Closing Taxes of the Company and any taxes of the Company for the pre-Closing portion of a Straddle Period.   Purchaser shall be entitled to any refund of any Post-Closing Taxes for the Post-Closing portion of a Straddle Period.

8.2.2                     Subject to the following sentence and to the extent permitted by law, after taking into consideration the Section 338(h)(10) election described in Section 8.9, Purchaser will elect to relinquish the ability to carryback with respect to or on behalf of the Company any net operating loss, capital loss, tax credit or other tax item (“Carrybacks”)

incurred in any Post-Closing Tax Period.  Except as provided in the following sentence, if Purchaser fails to relinquish any Carryback, neither Seller nor any of its Affiliates shall be required to pay to Purchaser or the Company any refund or credit of taxes that results from such Post-Closing Tax Period Carryback.

8.3                               Amended Returns.  Without the prior written consent of Seller, neither Purchaser, the Company, nor any affiliate of Purchaser shall file any amended tax Returns or propose or agree to any adjustment of any item with the Internal Revenue Service or any other Taxing Authority that would have the effect of increasing the liability for any taxes or reducing any tax benefit of Seller or the Company for any Pre-Closing Tax Period or Pre-Closing portion of a Straddle Period.  Without the prior written consent of Purchaser, neither Seller, nor any affiliate of Seller shall (i) file any amended tax Returns or propose or agree to any adjustment of any item with the Internal Revenue Service or any other Taxing Authority that would have the effect of increasing the liability for any taxes or reducing any tax benefit of Purchaser for any Pre-Closing Tax Period or Pre-Closing portion of a Straddle Period or (ii) shall file any amended tax Returns for any Pre-Closing Period that could have a material adverse affect on the liability of the Company for any taxes for a Post-Closing Period.

8.4                               Tax Returns.  Seller shall prepare, or cause to be prepared, and timely file or cause to be filed when due, including extensions thereof, all tax Returns that are required to be filed with respect to the Company for Pre-Closing Tax Periods (including Seller’s consolidated income tax Return for the year that includes the Closing Date).  For any such Returns filed after the Closing Date, Company shall pay any taxes due in respect of such tax Returns in an amount up to the $450,000 reserve amount described in Section 8.1.1, reduced by any Straddle Taxes attributable to the portion of a Straddle Period ending on and including the Closing Date for any Straddle Period tax Return prepared by Purchaser pursuant to the Section 8.4.  Except as specified in the following two sentences, Purchaser shall timely file or cause to be filed when due, including extensions thereof, all other tax Returns with respect to the Company and shall timely pay any taxes due in respect of such tax Returns.  Seller shall prepare or cause to be prepared all consolidated, combined or unitary tax Returns of any of the Seller Tax Group members for all tax periods.  Purchaser shall prepare and file or cause to be prepared and filed all tax Returns that are required to be filed with respect to the Company for any Straddle Period other than those returns prepared, or caused to be prepared, by Seller pursuant to the immediately preceding sentence.  Any such Straddle Period tax Return (regardless of which party prepares it) shall be prepared in a manner consistent with past practices and shall be submitted by the preparing party to the other party (together with schedules, statements and supporting documentation) at least twenty (20) days prior to the due date (including extensions of such tax Returns).  Such other party shall have the right to review all work papers and procedures used to prepare any such tax Return.  If such other party, within ten (10) business days after delivery of any such tax Return, notifies the preparing party in writing that it objects to any of the items in such tax Return, the preparing party shall attempt in good faith to resolve the dispute and, if they are unable to do so, the disputed items shall be resolved (within a reasonable time, taking into account the deadline for filing such tax Return) by an internationally recognized independent accounting firm chosen by and mutually acceptable to both Purchaser and Seller.  Upon resolution of all such items, the relevant tax Return shall be adjusted to reflect such resolution and shall be binding upon the parties without further adjustment.  The costs, fees and expenses of such accounting firm shall be born equally by Purchaser and Seller.  If Seller fails to agree to the selection of an accounting firm within seven (7) business days, Purchaser has the right to adjust the relevant Straddle Period tax Return in the manner it deems appropriate and the tax Return as so adjusted shall be binding upon the parties without further adjustment.

8.5                               Tax Contest Provisions.

8.5.1                     Notice Requirements.  Whenever Purchaser or the Company receives a written notice of any pending or threatened tax audit or assessment for any Pre-Closing Tax Period or Straddle Period, Purchaser shall promptly inform Seller in writing.  Whenever Seller receives a written notice of any pending or threatened tax audit or assessment of the Company for any Pre-Closing Tax Period (to the extent such audit or assessment could adversely affect the tax liability of the Company or the Purchaser for the Post-Closing Period or any post-closing portion of the Straddle Period), any Straddle Period, or any Post-Closing Tax Period, Seller shall promptly inform Purchaser in writing.

8.5.2                     Contests Pertaining to Pre-Closing; Taxes.  Seller shall have the right to control, at its own cost, any proceedings relating to any pending or threatened tax audit or assessment for any Pre-Closing Taxes of the Company (including any taxes for which the Company may be liable including any tax liability pursuant to Treasury Regulation Section 1.1502-6(a) or any similar provision of any state, local, or foreign law) and to determine whether and when to settle any such claim, assessment or dispute.  Notwithstanding the foregoing, Seller shall not be entitled to settle, either administratively or after the commencement of litigation, any claim for taxes which would adversely affect the liability for taxes of Purchaser or the Company for any Post-Closing Tax Period or the post-closing portion of the Straddle Period without the prior written consent of Purchaser provided that such consent shall not be unreasonably withheld.

8.5.3                     Contests Pertaining to Post-Closing Taxes and Straddle Period Taxes.  Purchaser shall have the right to control, at its cost, any proceedings relating to any pending or threatened tax audit or assessment relating to any Post-Closing Taxes or Straddle Period Taxes of the Company and to determine whether and when to settle any such claim, assessment or dispute.  Notwithstanding the foregoing, Purchaser shall not be entitled to settle, either administratively or after the commencement of litigation, any claim for taxes which would materially adversely affect the liability for taxes of Seller for any Pre-Closing Tax Period or the pre-closing portion of a Straddle Period without the prior written consent of Seller, provided that such consent shall not be unreasonably withheld.

8.5.4                     Contests Pertaining to Both Pre-Closing and Post-Closing Taxes.  With respect to any threatened tax audit or assessment that covers both one or more Pre-Closing Tax Periods (or Straddle Periods) and one or more Post-Closing Tax Periods, the parties shall use reasonable efforts to cause such proceedings to be bifurcated between the Pre-Closing Tax Periods and Post-Closing Tax Periods.  To the extent that the parties are able to cause such bifurcation, Sections 8.5.2 and 8.5.3 hereof shall govern the control of such proceedings.  To the extent that the parties are unable to cause such bifurcation, (i) Seller and Purchaser shall jointly control such proceedings, (ii) Seller shall be entitled to determine whether and when to settle any claim, assessment, or dispute to the extent it relates to any Pre-Closing Taxes of the Company (including any taxes for which the Company may be liable including any tax liability pursuant to Treasury Regulation Section 1.1502-6(a) or any similar provision of any state, local, or foreign law), and (iii) Purchaser shall be entitled to determine whether and when to settle any claim, assessment, or dispute to the extent it relates to any Post-Closing Taxes or Straddle Period Taxes of the Company.  Notwithstanding the foregoing, neither Purchaser nor Seller shall be entitled to settle, either administratively or after the commencement of litigation, any claim for taxes which would materially adversely affect the liability for taxes of the other party without the prior written consent of the other party, provided that such consent shall not be unreasonably withheld.

8.6                               Termination of Tax Allocation Agreements.  Any and all tax allocation or sharing agreements or arrangements (other than this Agreement), whether or not written, that may have been entered into by and between Seller and its affiliates, on the one hand, and the Company, on the other hand, shall be terminated as to the Company as of the Closing Date, and no payments which are owed by or to the Company pursuant thereto shall be made thereunder.

8.7                               Assistance and Cooperation.  Each of Purchaser and Seller will provide the other with such assistance as may reasonably be requested by each of them in connection with the preparation of any tax Return, any audit or other examination by any Taxing Authority, or any judicial or administrative proceedings relating to liability for taxes, and each will provide the other with any records or information which may be relevant to such tax Return, audit or examination, proceedings or determination.  Such assistance shall include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and shall include providing copies of any relevant tax Return and supporting work schedules.  Without limiting in any way the foregoing provisions of this Section 8, Seller hereby agrees that it will retain, until the appropriate statutes of limitation (including any extensions) expire, copies of all tax Returns, supporting work schedules and other records or information which it possesses and which may be relevant to such tax Returns of the Company for all Pre-Closing Tax Periods or any pre-Closing portion of a Straddle Period.  Further, Seller will not destroy or otherwise dispose of such records without first providing Purchaser with a reasonable opportunity to review and copy such records.

8.8                               Tax Withholding.  Purchaser or Purchaser’s agent shall be entitled to deduct and withhold from the Purchase Price or other payment otherwise payable pursuant to this Agreement, the amounts required to be deducted and withheld under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment.  To the extent that amounts are so withheld, such withheld amounts shall be promptly remitted by Purchaser or Purchaser’s agent to the applicable Governmental Entity requiring such withholding and shall be treated for all purposes of this Agreement as having been paid to the person for whom such deduction and withholding was made.

8.9                               Preparation, Execution, Delivery and Filing of Section 338(h)(10) Election Form.  Purchaser and Seller shall jointly complete and make a timely election under Section 338(h)(10) of the Code, with respect to Purchaser’s qualified stock purchase of Company Shares pursuant to the Acquisition, on IRS Form 8023 (“Elections Under Section 338 for Corporations Making Qualified Stock Purchases”), including all schedules and exhibits thereto.  Purchaser and Seller shall also jointly make a timely election in the manner required under any analogous provisions of state or local Law concerning the purchase of the Company Shares.

Moreover, the Company, Seller and Purchaser shall individually file, as applicable, Form 8883 (“Asset Allocation Statement Under Section 338”), including all schedules and exhibits thereto.

Purchaser shall, with the assistance and cooperation of the Company and Seller, prepare drafts of all Section 338(h)(10) election forms and related schedules, exhibits and worksheets required as attachments to IRS Form 8023 and IRS Form 8883 (and all forms under analogous provisions of state or local Law) in accordance with applicable tax Laws.  In connection with the Section 338(h)(10) election, prior to the Closing, or as soon as practicable thereafter, Purchaser, the Company, and Seller shall together in good faith attempt to (i) determine and agree upon an “Aggregate Deemed Sale Price” of the Company (within the meaning of, and in accordance with, Treas. Reg. § 1.338-4(a)) and (ii) determine and agree upon the proper allocations (the “Allocations”) of the “Aggregate Deemed Sale Price” among the respective assets of the Company (in accordance with Section 338(b)(5) of the Code and Treasury regulations promulgated thereunder).

Purchaser, the Company and Seller shall, to the extent, and only to the extent, of the agreements described in the preceding paragraph be bound by such determinations and such Allocations for purposes of determining any taxes.  Purchaser, the Company and the Seller shall take no position inconsistent with such determinations and Allocations on any applicable tax return, in any proceeding before any taxing authority or otherwise.  Purchaser and Seller shall complete the IRS Form 8023 Section 338(h)(10) election form and then timely file it and their tax returns on a basis consistent with such determinations and such Allocations.  The Company and Purchaser shall also complete the IRS Form 8883 and then timely file it with the appropriate tax Returns on a basis consistent with such determinations and such Allocations.

8.10                        Transfer Taxes.  The Purchaser shall pay all sales and use and other transfer taxes (including value-added taxes (“VAT”)) arising from the transactions contemplated herein.  The parties hereto shall reasonably cooperate in claiming any available exemptions with respect to any such transfer taxes.

8.11                        Equitable Relief.  It is further understood and agreed that money damages may not be a sufficient remedy for any breach of this Section 8 by either party and that either party may be entitled to equitable relief, including injunction and specific performance, as a remedy for such breach.

9.                                      CONDITIONS TO OBLIGATIONS OF SELLER

Seller’s obligations hereunder are subject to the fulfillment or satisfaction, on and as of the Closing, of each of the following conditions (any one or more of which may be waived by Seller, but only in a writing signed by Seller):

9.1                               Accuracy of Representations and Warranties.  The representations and warranties of Purchaser set forth in Section 4 (as qualified by Purchaser’s Schedule of Exceptions to the Series E Purchase Agreement) shall be true and accurate on and as of the Closing (disregarding, in each case, any qualifications or exceptions therein relating to materiality), with the same force and effect as if they had been made at the Closing, except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if they had been made at the Closing, but in any case with such exceptions as would not reasonably be expected to have a material, adverse effect on the ability of the Purchaser to consummate on a timely basis the transactions contemplated hereby.  At the Closing, Seller shall receive a certificate from Purchaser to such effect executed by an authorized officer of Purchaser.

9.2                               Covenants.  Purchaser shall have performed and complied in all material respects with all of its covenants required to be performed on or before the Closing, and Seller shall receive a certificate to such effect signed by an officer of Purchaser.

9.3                               Compliance with Law.  There shall be no order, decree, or ruling by any court or governmental agency or threat thereof, which would prohibit or render illegal the transactions contemplated by this Agreement.

9.4                               Government Consents.  There shall have been obtained at or prior to the Closing Date such permits or authorizations, and there shall have been taken such other action, as may be required to consummate the Acquisition by any regulatory authority having jurisdiction over the parties and the actions herein proposed to be taken, including but not limited to requirements under applicable federal and state securities laws.

9.5                               Offer Letters/Employee Transfers.  Purchaser or its Subsidiaries shall make offers of employment or accept direct transfers of ADC Foreign Subsidiary Business Employees pursuant to Section 6.4 and will provide documentation satisfactory to Seller that shows Purchaser or its Subsidiaries have the legal right to and have taken all necessary actions in order to employ.

9.6                               License Agreement.  Purchaser shall have entered into a License Agreement substantially in the form set forth in Exhibit D.

9.7                               Absence of Material Adverse Change.  There shall not have been any Material Adverse Change with respect to the Purchaser (as if the Material Adverse Change applied to Purchaser and not the Seller, the Company or the Company Business).

9.8                               Line of Credit.  The Purchaser shall have executed and delivered the Credit and Security Agreement in the form attached hereto as Exhibit E.

9.9                               Sublease Agreement and Lease Assumptions.  The Purchaser shall have executed and delivered a Sublease Agreement with Seller, in the form attached hereto as Exhibit F.  In addition, Purchaser (or its designee, reasonably acceptable to Seller) shall have assumed lease obligations under the current leases for the properties listed in Schedule 2.8.2 of the Seller Disclosure Letter located in Rosenheim, Germany, Seoul, Korea and Tokyo, Japan.

9.10                        Opinion of the Purchaser’s Counsel.  Seller shall have received from counsel to the Purchaser, an opinion substantially in the form of Exhibit G.

9.11                        Transitional Services Agreement.  Purchaser shall have entered into a Transitional Services Agreement in the form attached hereto as Exhibit I.

9.12                        Investors Rights and Stockholders Agreements. Purchaser will execute the documents referenced in Section 1.2.3.

9.13                        Closing of Series E Financing. Purchaser will have closed the Series E Financing.

9.14                        Consents.  Seller and its Subsidiaries shall have obtained on or before the Closing the third party consents, approvals, assignments, waivers, authorizations and other certificates listed on Schedule 10.6 hereto.

10.                               CONDITIONS TO OBLIGATIONS OF PURCHASER

The obligations of Purchaser hereunder are subject to the fulfillment or satisfaction on, and as of the Closing, of each of the following conditions (any one or more of which may be waived by Purchaser, but only in a writing signed by Purchaser):

10.1                        Accuracy of Representations and Warranties.  The representations and warranties of Seller set forth in Section 2 (as qualified by the Seller Disclosure Letter) shall be true and accurate on and as of the Closing (disregarding, in each case, any qualifications or exceptions therein relating to materiality or Material Adverse Effect), with the same force and effect as if they had been made at the Closing, except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if they had been made at the Closing, but in any case with such exceptions as would not reasonably be expected to have a Material Adverse Effect.  At the Closing, Purchaser shall receive a certificate from Seller to such effect executed by an authorized officer of Seller.

10.2                        Covenants.  Subject to Section 5.5, the Company and Seller shall have completed the Corporate Reorganization pursuant to Section 5.1 and performed and complied in all material respects with all of its other respective covenants required to be performed on or before the Closing, and Purchaser shall receive a certificate to such effect from the Company signed by its President and Chief Financial Officer and from Seller signed by an authorized officer of Seller.

10.3                        Compliance with Law.  There shall be no order, decree, or ruling by any court or governmental agency or threat thereof, which would prohibit or render illegal the transactions contemplated by this Agreement.

10.4                        Government Consents.  There shall have been obtained at or prior to the Closing Date such permits or authorizations, and there shall have been taken such other action, as may be required to consummate the Acquisition by any regulatory authority having jurisdiction over the parties and the actions herein proposed to be taken, including but not limited to requirements under applicable federal and state securities Laws.

10.5                        Opinion of Seller’s Counsel.  Purchaser shall have received from counsel to the Seller, an opinion substantially in the form of Exhibit H.

10.6                        Consents.  Seller and its Subsidiaries shall have obtained on or before the Closing the third-party consents, approvals, assignments, waivers, authorizations and other certificates listed on Schedule 10.6 hereto, and shall have delivered to Purchaser such consents, approvals, assignments, waivers, authorizations or other certificates evidencing such consent.  Subject to Section 5.5, Seller and its Subsidiaries shall provide Purchaser with a copy of all written assignments evidencing the transfer and conveyance of assets and properties used in the Company Business to the Company pursuant to Section 5.1.

10.7                        No Litigation.  No litigation or proceeding shall be threatened or pending for the purpose or with the probable effect of enjoining or preventing the consummation of any of the transactions contemplated by this Agreement.

10.8                        Resignation of Directors and Officers.  The directors and officers of the Company in office immediately prior to the Closing of the Acquisition shall have resigned as directors and officers of the Company effective as of the Closing of the Acquisition.

10.9                        Sublease Agreement.  Purchaser shall have entered into the Sublease Agreement in the form attached hereto as Exhibit F.

10.10                 License Agreement.  The Company and Seller shall have entered into the License Agreement in the form attached hereto as Exhibit D.

10.11                 Transitional Services Agreement.  Seller shall have entered into a Transitional Services Agreement in the form attached hereto as Exhibit I pursuant to which Seller will perform certain services for the Company following the Closing and provide continued access to certain facilities listed on Schedule 2.8.2 that are listed as leases that will not be transferred in connection with the transactions contemplated hereunder.

10.12                 Absence of Material Adverse Change.  There shall not have been any Material Adverse Change.

10.13                 Line of Credit.  The Company and Seller shall have executed and delivered Credit and Security Agreement, as the ancillary documents thereto, in the form attached hereto as Exhibit E (collectively, the “Loan Documents”).

10.14                 Investors Rights and Stockholders Agreements. Seller will execute the documents referenced in Section 1.2.3.

10.15                 Continuing Employees.  Seller will have timely complied with the notice and/or consultation requirements or obtained consent to termination and provided required notice and/or severance (but only to the extent such severance payment is required under contract or applicable Law) to each ADC Foreign Subsidiary Business Employee as described in Section 5.1.2(b).

10.16                 Closing of Series E Financing. Purchaser will have closed the Series E Financing.

11.                               TERMINATION OF AGREEMENT

11.1                        Termination.

11.1.1              This Agreement may be terminated at any time prior to the Closing by the mutual written consent of each of the parties hereto.

11.1.2              Unless otherwise agreed to by the parties hereto, this Agreement will be terminated if all conditions to the Closing have not been satisfied or waived on or before June 30, 2004; provided, however, that the right to terminate this Agreement pursuant to this Section 11.1.2 shall not be available to any party whose failure to perform in any material respect any of its obligations or covenants under this Agreement results in the failure of any condition set forth in Section 9 or Section 10.

11.1.3              Either Purchaser or Seller, by giving written notice to the other, may terminate this Agreement if a court of competent jurisdiction or other Governmental Authority shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Acquisition.

11.1.4              By Purchaser, if the Company or Seller shall have breached any representation, warranty, covenant or agreement contained herein and (a) such breach shall not have been cured within five Business Days after receipt by the Company or Seller of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and (b) if not cured within the timeframe in clause (a) above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Sections 5 or 10 to be satisfied (provided, however, that the right to terminate this Agreement under this Section 11.1.4 shall not be available to Purchaser if Purchaser is at that time in material breach of this Agreement).

11.1.5              By Seller, if Purchaser shall have breached any representation, warranty, covenant or agreement contained herein and (A) such breach shall not have been cured within five Business Days after receipt by Purchaser of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and (B) if not cured within the timeframe in clause (A) above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Sections 6 or 9 to be satisfied; (provided, however, that the right to terminate this Agreement under this Section 11.1.5 shall not be available to Seller if the Company or Seller is at that time in material breach of this Agreement).

Any termination of this Agreement under this Section 11.1 will be effective by the delivery of notice of the terminating party to the other party or parties hereto.

11.2                        Effect of Termination.  Any termination of this Agreement pursuant to Section 11.1 will be without further obligation or liability upon any party in favor of the parties hereto other than (i) for the obligations provided in Sections 13.7 and 13.12, and in the mutual non-disclosure agreement between Purchaser and Seller dated July 31, 2003 (the “Confidentiality Agreement”), all of which will survive termination of this Agreement in accordance with the terms thereof; and (ii) the non-defaulting party shall have the right to seek payment of damages incurred (including, but not limited to, attorneys’ fees and expenses) by such non-defaulting party prior to such termination.

12.                               SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION AND REMEDIES

12.1                        Survival of Representations.  All representations and warranties of Seller and Purchaser contained in this Agreement will remain operative and in full force and effect until the one-year anniversary of the date of this Agreement; provided, however, that the representations and warranties of Seller under Section 2.3 and the first sentence of 2.8.1 will remain operative and in full force and effect until the fifth anniversary of the date of this Agreement; provided further that the representation and warranty of Seller in Section 2.6 will remain operative and in full force and effect through the expiration of any applicable tax statutes of limitations; provided further that the representation and warranty of Purchaser, in Section 4.1 shall terminate as set forth in the Series E Purchase Agreement (each such expiration date, the “Release Date”).

12.2                        Agreement to Indemnify.

12.2.1              Subject to the limitations set forth in this Section 12.2, Seller will indemnify and hold harmless the Purchaser Indemnified Persons from and against any and all actual losses, liabilities, damages, costs and expenses, including costs of investigation and defense and reasonable fees and expenses of lawyers, experts and other professionals, other than, for the avoidance of doubt, (A) such an Indemnified Person’s own damage to reputation, lost business opportunities, lost profits, mental or emotional distress, incidental, special, exemplary, punitive or consequential damages (as opposed to such damages of any other person asserted against the Indemnified Person, which shall be included), and (B) any insurance proceeds and tax benefits accruing to the Indemnified Person as a result of the events giving rise thereto or thereof (hereinafter referred to as “Damages”), directly or indirectly arising out of, resulting from or in connection with (i) any failure of any representation or warranty made by Seller in this Agreement or any exhibit or schedule to this Agreement to be true and correct, (ii) any failure of any certification, representation or warranty made by the Company or Seller in any certificate delivered to Purchaser pursuant to any provision of this Agreement to be true and correct as of the date such certificate is delivered to Purchaser, (iii) any breach of or default in connection with any of the covenants or agreements made and to be performed by the Company on or prior to the Closing or made by Seller in this Agreement or any exhibit or schedule to this Agreement; (iv) relating to the late and/or incomplete filing of Forms 5500 for the Broadband Access Systems, Inc. 401(k) Plan by Seller; and (v) any liability assigned to the Company by Seller or Seller Group to the extent not contemplated by Schedule 5.1.1(a).

12.2.2              Subject to the limitations set forth in this Section 12.2, Purchaser will indemnify and hold harmless the Seller Indemnified Persons from and against any and all Damages, directly or indirectly arising out of, resulting from or in connection with (i) any failure of any representation or warranty made by Purchaser in this Agreement or any exhibit or schedule to this Agreement to be true and correct; (ii) any failure of any certification, representation or warranty made by the Purchaser in any certificate delivered to the Company or

Seller pursuant to any provision of this Agreement to be true and correct as of the date such certificate is delivered thereto; (iii) any breach of or default in connection with any of the covenants or agreements made by Purchaser in this Agreement or any exhibit or schedule to this Agreement; (iv) the Non-U.S. Liabilities and Purchaser’s or an Affiliate of Purchaser’s operation of the Company Business after Closing; (v) the use, exercise or ownership of the Non-U.S. Assets and the assets and rights of the United States members of the Seller Group assigned to the Company or the Purchaser or an Affiliate of Purchaser, as the case may be, as part of the Corporate Reorganization, following the Closing; and (vi) any of the obligations or liabilities (whether known or unknown, fixed or contingent) assigned to or assumed by the Company or the Purchaser or an Affiliate of Purchaser, as the case may be, as part of the Corporate Reorganization.

12.2.3              In seeking indemnification for Damages under Sections 12.2.1 and 12.2.2, the Indemnified Persons shall make no claim against the Indemnifying Party for Damages unless and until such Damages aggregate at least $350,000 (the “Basket”) against such Indemnifying Party, in which event the Indemnified Persons may make claims solely for Damages in excess of the Basket; provided, however, that for purposes of determining whether Damages aggregate the Basket, such Damages shall be calculated without regard for any materiality, ordinary course of business, Material Adverse Effect or similar qualifiers or exceptions in the representations, warranties or covenants that have been breached or allegedly breached.  The aggregate liability of either Indemnifying Party pursuant to this Section 12 or in connection with the transactions contemplated hereby shall be limited to 15% of the aggregate Purchase Price (the “Cap”).  Notwithstanding the foregoing, the Basket and the Cap will not apply: (i) in the case of the Purchaser Indemnifying Parties, for any breach or default in connection with the representation and warranty in Section 4.1.1, any of the covenants in Sections 5.14, 6.4, 6.5, or 6.6, the provisions of Section 8, or as provided in clauses (iv)-(vi) of Section 12.2.2; (ii) in the case of the Seller Indemnifying Parties, for any breach or default in connection with the covenants in Sections 5.12, 5.13.1, 5.13.2, or 5.14, the provisions of Section 8, or as provided in clauses (v) of Section 12.2.1; and (iii) as to any Indemnifying Party, for fraud.  For purposes of this limitation, the value of the Stock Consideration shall be determined on the Closing Date, in the case of the Series E Stock, the purchase price per share in the Series E Financing, and, in the case of the Common Stock, as provided in Section 12.6 below.

12.2.4              Survival of Claims.  Notwithstanding anything to the contrary, if, prior to the Release Date, an Indemnified Person makes a claim for indemnification under this Agreement with respect to a misrepresentation in, or breach of, any representation or warranty, then the Indemnified Person’s rights to indemnification under this Section 12 for such claim shall survive any expiration of such representation or warranty.

12.3                        Indemnification Procedures.  An Indemnified Person may assert a claim for indemnification hereunder (a “Claim”) at any time prior to the Release Date, by notice in writing (i) stating that such Indemnified Person has incurred, paid or accrued, or has received a claim prior to the Release Date pursuant to which such Indemnified Person reasonably anticipates that it will incur, pay or accrue, Damages, (ii) stating the amount of such Damages (which, in the case of Damages not yet incurred, paid or accrued, may be the maximum amount reasonably anticipated to be incurred, paid or accrued), and (iii) describing the Damages included in the amount so stated and the nature of the claim to which such Damages are related.

The appropriate indemnifying party under Section 12.2.1 or 12.2.2, as the case may be (the “Indemnifying Party”) shall, within thirty (30) days of receipt of written notice from the Indemnified Person (other than in the case of Claims involving third parties) provide the Indemnified Person with a written response to such Claim.  The Indemnifying Party may, at its expense, elect to contest any Claim.

In the event an Indemnified Person becomes aware of a third-party claim before the Release Date that the Indemnified Person believes will result in a Claim by or on behalf of the Indemnified Person, such Indemnified Person shall promptly notify the Indemnifying Party of such third-party claim, and the Indemnifying Party, shall be entitled at its expense, to contest and defend such Claim, provided that the Indemnifying Party diligently contests and defends such Claim.  The Indemnified Person may elect to participate in such defense at its own cost and expense (which expense shall not constitute Damages), and to be represented by attorneys of its own choosing.  If the Indemnified Person elects to participate in such defense, the Indemnified Person will cooperate with the Indemnifying Party in the conduct of such defense.  The Indemnifying Party may not concede, settle or compromise any Claim without the consent of the Indemnified Person, which consent will not be unreasonably withheld.  Notwithstanding the foregoing, if a Claim seeks equitable relief, then, the Indemnified Person alone shall be entitled to contest, defend and settle such Claim in the first instance and, if the Indemnified Person does not contest, defend or settle such Claim, the Indemnifying Party shall then have the right to contest and defend (but not settle) such Claim.  No delay in providing or failure to provide such notice shall affect an Indemnified Person’s rights hereunder so long as the Indemnifying Party has not been materially prejudiced thereby.

12.4                        Notice of Claim.  Each notice of a Claim by an Indemnified Person pursuant to this Section 12 (the “Notice of Claim”) shall be in writing and will contain the following information:

(a)                                  The Indemnified Person’s good faith estimate of the reasonably foreseeable maximum amount of the alleged Damages (which amount may be the amount of damages claimed by a third party plaintiff in an action based on alleged facts, which if true, would constitute a breach of the Indemnifying Party’s representations and warranties); and

(b)                                 A brief description, in reasonable detail (to the extent reasonably available to the Indemnified Person), of the facts, circumstances or events giving rise to the alleged Damages based on the Indemnified Person’s good faith belief thereof, including, without limitation, the identity and address of any third-party claimant (to the extent reasonably available to the Indemnified Person), and copies of any formal demand or complaint.

12.5                        Subrogation.  In the event that an Indemnifying Party shall be obligated to indemnify any Indemnified Person pursuant to this Agreement, the Indemnifying Party shall, upon payment of such indemnity in full, be subrogated to all rights of such Indemnified Person with respect to the claim to which such indemnification relates.

12.6                        Payment by Indemnifying Party.  Notwithstanding any other provision hereof, the Indemnifying Party may, at its option, satisfy any obligation for Damages, in whole or in part, (i) by transferring shares of the Stock Consideration (or such shares into which any of the foregoing may be converted or exchanged), in the case of Seller as Indemnifying Party, or (ii) by issuing additional shares of Series E2 Stock or Common Stock, in the case of Purchaser as Indemnifying Party, to the Indemnified Person; provided, however, that payment must be made in cash for any item excepted from the Basket and Cap pursuant to the third sentence of Section 12.2.3.  For purposes of any such payment, shares of Series E2 Stock shall be deemed to have a value equal to the purchase price per share in the Series E Financing and shares of the Common Stock Consideration shall be deemed to have a value determined by Purchaser’s Board of Directors in good faith on the Closing Date and certified in writing to Seller; provided, however, that such Common Stock price shall not be less than the amount determined as fair market value for purposes of the most recent option grants made by Purchaser.

12.7                        Exclusive Remedy.  Except (i) for any action based upon allegations of fraud with respect to the other in connection with this Agreement or any certificate delivered hereunder; and (ii) for any action based upon a breach of the Transitional Services Agreement, the Loan Documents, the Series E Purchase Agreement, the License Agreement, the IP Assignment and Assumption Agreement or the Sublease, from and after the Closing the parties sole remedy with respect to any and all claims arising under this Agreement, or in connection with the transactions contemplated hereby, shall be pursuant to this Section 12 and any equitable relief expressly referred to in this Agreement, and, in furtherance of the foregoing, hereby waive, from and after the Closing, to the fullest extent permitted by law, and all other rights, claims and causes of action they may have against one another under this Agreement and in connection with the transactions contemplated hereby.

12.8                        Adjustment.  Any payments made to an indemnified party pursuant to this Section 12 shall be treated as an adjustment to the Purchase Price.

13.                               MISCELLANEOUS

13.1                        Public Announcement.  Upon execution of this Agreement, Purchaser and Seller will each issue a press release approved by the other party announcing the Acquisition.  Thereafter, Purchaser and Seller may issue such press releases, and make such other disclosures regarding the Acquisition, as they determine are required under applicable securities laws or regulatory rules (subject to reasonable, prior consultation with the other party) or that are made with the prior written approval of the other party.

13.2                        Assignment; Binding Upon Successors and Assigns.  None of the parties hereto may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto.  This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

13.3                        Severability.  If any provision of this Agreement, or the application thereof, will for any reason and to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

13.4                        Counterparts.  This Agreement may be executed in any number of counterparts, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument.  This Agreement will become binding when one or more counterparts hereof, individually or taken together, will bear the signatures of both parties reflected hereon as signatories.

13.5                        Amendment and Waivers.  Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be bound thereby.  The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default.

13.6                        No Waiver.  The failure of any party to enforce any of the provisions hereof will not be construed to be a waiver of the right of such party thereafter to enforce such provisions.

13.7                        Expenses.  Whether or not the Acquisition is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, unless otherwise expressly provided for in this Agreement or any Ancillary Agreement.

13.8                        Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) if shipped outside of the United States, three (3) Business Days after delivery to DHL, Federal Express or other internationally recognized two-day international express carrier, if sent for immediate delivery with fee prepaid; (ii) if shipped within the United States, one (1) Business Day after delivery to Federal Express or other nationally recognized overnight express carrier, if sent for overnight delivery with fee prepaid, (iii) upon receipt if sent via facsimile with receipt confirmed, or (iv) upon receipt if delivered personally, addressed as follows or to such other address or addresses of which the respective party shall have notified the other:

(a)                                  If to Purchaser:

BigBand Networks, Inc.

Attention:  President

475 Broadway

Redwood City, CA  94063

with a copy to:

Fenwick & West LLP

Silicon Valley Center

801 California St.

Mountain View, CA 94041

Attention:  Mark Stevens, Esq.

Phone:  (650) 988-8500

Fax:  (650) 938-5200

with a copy to:

Testa, Hurwitz & Thibeault, LLP

125 High Street

Boston, MA 02110

Attention: Howard Rosenblum, Esq.

Phone: 617-248-7000

Fax: 617-248-7100

(b)                                 If to the Seller or the Company:

ADC Telecommunications, Inc.

Attention:  General Counsel

13625 Technology Drive

Eden Prairie, MN 55344

Telephone:  952.917.0800

Facsimile:  952.917.0637

with a copy to:

Oppenheimer Wolff & Donnelly LLP

Plaza VII, Suite 3300

45 South Seventh Street

Minneapolis, MN  55402

Attention: Timothy J. Scallen, Esq.

Telephone:  612.607.7000

Facsimile:  612.607.7100

13.9                        Construction of Agreement.  This Agreement has been negotiated by the respective parties hereto and their attorneys, and the language hereof will not be construed for or against either party.  A reference to a Section or an exhibit will mean a Section in, or exhibit to, this Agreement unless otherwise explicitly set forth.  The titles and headings herein are for reference purposes only and will not in any manner limit the construction of this Agreement, which will be considered as a whole.

13.10                 No Joint Venture.  Nothing contained in this Agreement will be deemed or construed as creating a joint venture or partnership between any of the parties hereto.  No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party.  No party will have the power to control the activities and operations of any other and their status is, and at all times, will continue to be, that of independent contractors with respect to each other.  No party will have any power or authority to bind or commit any other.  No party will hold itself out as having any authority or relationship in contravention of this Section.

13.11                 Absence of Third Party Beneficiary Rights.  No provisions of this Agreement are intended, nor will be interpreted, to provide or create any third party beneficiary rights or any other rights or remedies of any kind in any client, customer, affiliate, shareholder, partner or any party hereto or any other person or entity unless specifically provided otherwise herein, and, except as so provided, all provisions hereof will be personal solely between the parties that are signatories to this Agreement.

13.12                 Confidentiality.

13.12.1       The parties hereto acknowledge that the parties have previously executed the Confidentiality Agreement (defined in Section 11.2), which shall continue in full force and effect in accordance with its terms.

13.12.2       Neither the Purchaser, the Company nor the Seller Group shall, nor any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them shall, directly or indirectly, issue any press release or other public statement relating to the terms of this Agreement or the transactions contemplated hereby or use the other party’s name or refer to the other party’s directly or indirectly in connection with its relationship with the other party in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of the other party, except as provided for under Section 13.1 hereto or unless required by Law (in which event an opinion of counsel to that effect shall be first delivered to the other party prior to any such disclosure).

13.13                 Limited Specific Performance Prior to Closing.  The parties hereto agree that, prior to the Closing, irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or of the State of Minnesota having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity for such breaches or failures of performance arising before the Closing.

13.14                 Governing Law.  THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE INTERNAL LAWS OF THE STATE OF MINNESOTA APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

13.15                 Entire Agreement.  This Agreement and the exhibits hereto and the IP Assignment and Assumption Agreement constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto other than the Confidentiality Agreement.  The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

14.                               DEFINITIONS.

14.1

As used in this Agreement, the following terms shall have the meanings indicated below.

“ADC Foreign Subsidiaries” shall mean Nihon ADC Kabushiki Kaisha, ADC Telecommunications Netherlands B.V., ADC Telecommunications GmbH, ADC Telecommunications (Shanghai) Distribution Co. Ltd. (STC), ADC Telecommunications, Inc. – Shanghai Representative Office, ADC Telecommunications, Inc. – Beijing Representative Office, and ADC Telecommunications, Inc. - Korean Branch.

“ADC Foreign Subsidiary Business Employee” shall mean a Business Employee who is employed by an ADC Foreign Subsidiary (including employees in China who provide services to the ADC Foreign Subsidiary pursuant to a contract with the Beijing Foreign Enterprise Human Resources Service Co. Ltd. or Shanghai Foreign Service Co. Ltd.).

“Affiliate” shall have the meaning set forth in Rule 144 promulgated under the Securities Act.

“Business Day” shall mean a day (A) other than Saturday or Sunday and (B) on which commercial banks are open for business in Minneapolis, Minnesota.

“Business Employees”shall mean any director, representative director, officer or employee of Seller or any of its Subsidiaries who is either (i) employed by the Company in connection with the Company Business or (ii) employed by an ADC Foreign Subsidiary and identified on Schedule 6.4.1 of the Seller Disclosure Letter as an ADC Foreign Subsidiary Business Employee.

“Company Business” shall mean the development, design, manufacture, marketing, sale and related training, support and service of the Company Products.

“Company Products” shall mean the CUDA™ 12000/3000 DOCSIS and Euro-DOCSIS cable modem termination systems, and the FASTFLOW® broadband provisioning manager software that provisions DOCSIS or Euro-DOCISIS cable modems, Packetcable or Europacketcable multimedia terminal adapters, and CableHome residential gateways, including but not limited to high density CMTS module currently in development.  Notwithstanding the foregoing, for purposes of Sections 5 and 8, and Schedule 5.1.1(a) only, the Legacy Products shall be included in the definition of Company Products and therefore, for the avoidance of doubt, included in the definition of Company Business for purposes of Sections 5 and 8, and Schedule 5.1.1(a) only.

“Continuing Employees”means all Foreign Subsidiary Transferred Employees and U.S. Domestic Business Employees.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, or sublicense as of the date hereof or as may hereafter be in effect.

“Copyrights” means all copyrights (whether or not registered) and registrations and applications for registration or renewals thereof in the United States and all other nations throughout the world, including all renewals, extensions, reversions or restorations associated with such copyrights, now or hereafter provided by law, regardless of the medium of fixation or means of expression.

“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset, and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental, Health, and Safety Requirements” means all statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.

“ERISA Affiliate” means (i) any corporation included with Sellers in a controlled group of corporations within the meaning of Section 414(b) of the Code; (ii) any trade or business (whether or not incorporated) which is under common control with Sellers within the meaning of Section 414(c) of the Code; (iii) any member of an affiliated service group of which Sellers are members within the meaning of Section 414(m) of the Code; or (iv) any other person or entity treated as an affiliate of Sellers under Section 414(o) of the Code.

“Excluded Employees” shall have the meaning set forth in Section 5.1.2.

“Foreign Employee Transfer Regulations” means the Acquired Rights EU Directive on the Transfer of Undertakings, as amended, including Directive 77/187/EEC, 1998/50/EC and 2001/23/EC (each as amended) or the legislation or regulations of any EU Member State implementing such Acquired Rights Directive and/or any other Law, legislation or regulation in any jurisdiction worldwide concerning the transfer of employees applicable in the context of the transfer of the Business Employees to Purchaser or its Affiliates.

“GAAP” shall mean United States generally accepted accounting principles applied on a consistent basis.

“Governmental Entity” shall mean any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, taxing authority or other governmental or quasi-governmental authority.

“Indemnified Person” means, with respect to a party, such party and its officers, directors, agents and employees, and each person, if any, who controls or may control such party within the meaning of the Securities Act.

“Intellectual Property” means all worldwide intellectual property rights, including (i) Patents, (iii) Trademarks, (iv) Copyrights, (v) mask work registrations and applications therefore, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, (vi) all rights in databases and data collections, (vii) all moral and economic rights of authors and inventors, however denominated, (viii) Internet domain names and registrations and applications for registration or renewals thereof, and (ix) trade secrets (including confidential business information such as confidential pricing and cost information, confidential business and marketing plans and confidential customer and supplier lists and confidential know-how).

“Knowledge” shall mean, with respect to Seller, the actual knowledge of Brian Greene, Hilton Nicholson, Pirjo Tuomi and with respect to Purchaser, the actual knowledge of Amir Bassan-Eskenazi, Yaron Shalom and John Connelly.

“Law” means any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any applicable orders, writs, injunctions, awards, judgments and decrees.

“Legacy Products” shall mean the CUDA™ 1000 DOCSIS and CUDAview.

“Patents” means U.S. and non-U.S. patents, patent applications, provisionals and industrial design registrations together with any continuations, continuations-in-part, extensions, or divisional applications thereof, all patents and industrial design registrations issuing thereon, and all patents, industrial design registrations and applications claiming priority therefrom (including reissues, renewals and reexaminations of the foregoing) and all patentable inventions and invention disclosures.

“Person” shall mean any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, business organization, division or Governmental Entity.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Site” shall mean any of the real properties currently or previously owned, leased, used or operated by Seller or any of its Subsidiaries in connection with the Company Business, including all soil, subsoil, surface waters and groundwaters thereat.

“Subsidiary” of an entity shall mean a Person in which such entity owns, directly or indirectly, at least a majority voting interest or that is otherwise, directly or indirectly, controlled by such entity.

“Tax” and “taxes” shall include (A) all income, gains, franchise, excise, property, sales, use, employment, license, payroll, services, occupation, recording, value added or transfer taxes, governmental charges, fees, levies or assessments or other taxes (whether payable directly or by withholding), and, with respect to such taxes, any estimated tax, interest and penalties or additions to tax and interest on such penalties and additions to tax, (B) any liability for the payment of any amounts of the type described in clause (A) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (C) any liability for the payment of any amounts of the type described in clause (A) or (B) of this sentence as a result of being a transferee of or successor to any person or as a result of any express or implied obligation to indemnify any other person.

“Trademarks” means all trademarks, service marks, and trade names (whether or not registered), in the United States and all other nations throughout the world, including all registrations and applications for registration or renewals of the foregoing.

“U.S. Domestic Business Employee” means a Business Employee who is employed by the Company and is either an active employee or on a leave of absence as of the Closing Date (including any employee transferred to the Company pursuant to Section 5.1.2).

14.2                        The following additional terms are defined elsewhere in this Agreement, as indicated below:

Defined Term	Section

“ADC Foreign Subsidiary Plans”	2.13.5
“Balance Sheet”	2.7.1
“Closing”	7.1.1
“Closing Date”	7.1.1
“COBRA”	2.13.4
“Code”	Recital E
“Common Stock”	1.2.1
“Common Stock Consideration”	1.2.1
“Company”	Preamble
“Corporate Reorganization”	5.1.1
“Damages”	12.2.1
“ERISA”	2.13.2
“Financial Statements”	2.7.1
“Foreign Subsidiary Transferred Employee”	5.1.2(b)
“Loan Documents”	10.13
“Material Adverse Effect”	2.1
“Material Adverse Change”	2.1
“Material Agreement”	2.10
“Purchase Price”	1.2

Defined Term	Section

“Purchaser”	Preamble
“Purchaser Ancillary Agreements”	4.2.1
“Purchaser’s Plans”	6.4.2
“Preferred Stock Consideration”	1.2.1
“Seller”	Preamble
“Seller Ancillary Agreements”	2.2.1
“Seller Disclosure Letter”	2
“Seller Group”	Recital C
“Seller Tax Group”	2.6(k)
“Series E2 Stock”	1.2.1
“Series E Financing”	1.2.2
“Series E Purchase Agreement”	1.2.2
“Significant Customers”	2.19
“Stock Consideration”	1.2.1
“U.S. Domestic Plan”	2.13.2

[THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

“Purchaser”		“Company”

BIGBAND NETWORKS, INC.		ADC BROADBAND ACCESS SYSTEMS,
INC.

By:	/s/ Amir Bassan-Eskenazi	By:	/s/ Bradley V. Crary

Name:	Amir Bassan-Eskenazi	Name:	Bradley V. Crary

Its:	President and CEO	Its:	Vice President

“Seller”

ADC TELECOMMUNICATIONS, INC.

		By:	/s/ Gokul V. Hemmady

		Name:	Gokul V. Hemmady

		Its:	Vice President and CFO

Attachments:

Exhibit A:  Series E Financing Agreements

Exhibit B:  Board Observer Rights Letter

Exhibit C:  Financial Statements

Exhibit D:  License Agreement

Exhibit E:  Line of Credit

Exhibit F:  Sublease Agreement

Exhibit G:  Opinion of Purchaser’s Counsel

Exhibit H:  Opinion of Seller’s Counsel

Exhibit I: Transitional Services Agreement

Seller Disclosure Letter

Schedule 5.1.1(a) – Assigned Assets, Rights and Obligations

Schedule 5.1.1(b) – Accounts Receivable and Accounts Payable

Schedule 5.1.2 – Excluded Employees

Schedule 5.1.4 – Assumed Liabilities and Terminated Contracts

Schedule 5.3 – Conduct of Business

Schedule 5.13 – Budget of Termination Costs

Schedule 5.14 – Inventory Schedule

Schedule 6.4.1 - ADC Foreign Subsidiary Business Employees

Schedule 6.4.2 – Severance Benefits

Schedule 10.6 -  Required Consents for Closing